Exhibit 99.171

mCloud TECHNOLOGIES CORP.

Consolidated Financial Statements

(Expressed in Canadian Dollars, unless otherwise noted)

For the year ended December 31, 2020 and 2019

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of mCloud Technologies Corp.

Opinion

We have audited the consolidated financial statements of mCloud Technologies Corp. (formerly Universal mCloud Corp.) (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2020 and December 31, 2019;
•	the consolidated statements of loss and comprehensive loss for the years then ended;
•	the consolidated statements of changes in equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended; and
•	and notes to the consolidated financial statements, including a summary of significant accounting policies.

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

The accompanying notes are an integral part of these consolidated financial statements.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the entity has incurred continued net loss, generated negative cash flows from operating activities and had an accumulated deficit and a working capital deficiency at December 31, 2020 and December 31, 2019.

As stated in Note 1 in the financial statements, these events or conditions, along with other matters as set forth in Note 1 in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity's ability to continue as a going concern.

Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

The accompanying notes are an integral part of these consolidated financial statements.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The accompanying notes are an integral part of these consolidated financial statements.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Philip J. Dowad

Vancouver, Canada

March 23, 2021

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statements of Financial Position

As at December 31, 2020 and 2019

(Expressed in Canadian Dollars)

ASSETS	Notes	December 31, 2020	December 31, 2019 (Recasted - note 30)
Current assets
Cash and cash equivalents		$1,110,889	$529,190
Trade and other receivables	9,10	6,747,463	6,562,069
Contract asset	9	153,178	–
Inventory		–	98,606
Prepaid expenses and deposits	11	1,326,319	740,406
Current portion of long-term receivables	9	5,857,386	2,907,806
Total current assets		$15,195,235	$10,838,077
Non-current assets
Long term portion of prepaid expenses and deposits	11	$718,731	$86,913
Long term portion of contract asset	9	161,716	–
Long-term receivables	9	2,091,059	1,586,429
Right-of-use assets	13	3,660,717	4,206,808
Property and equipment	12	506,387	710,552
Derivative asset	14(i)	131,400	–
Intangible assets	14	27,766,839	23,671,089
Goodwill	14	27,086,727	18,758,975
Total non-current assets	4	62,123,576	49,020,766
Total assets		$77,318,811	$59,858,843
LIABILITIES AND EQUITY Current liabilities
Bank indebtedness	28	$976,779	$1,471,805
Trade payables and accrued liabilities	15,18,22	12,078,028	8,837,367
Deferred revenue	10	1,771,120	1,138,281
Due to related party	22	846,228	799,038
Current portion of loans and borrowings	17	4,149,092	3,004,717
Warrant liabilities	5	710,924	725,086
Current portion of lease liabilities	13	835,472	720,457
Other liabilities	18(b)	5,285,997	–
Business acquisition payable	7,8,16	1,594,297	1,043,314
Total current liabilities		28,247,937	17,740,065
Non-current liabilities
Convertible debentures	18(a)	19,534,988	17,535,946
Lease liabilities	13	3,109,604	3,641,627
Loans and borrowings	17	9,953,626	10,968,338
Business acquisition payable	7,8,16	845,232	–
Deferred income tax liability	24	4,168,905	3,854,614
Total liabilities		65,860,292	53,740,590
Shareholders’ equity
Share capital	19	83,120,611	45,368,745
Contributed surplus	20,30	8,518,476	7,278,119
Accumulative other comprehensive income		1,669,596	363,250
Deficit	30	(85,686,366)	(48,816,099)
Shareholders’ equity		7,622,317	4,194,015
Non-controlling interest	5,27	3,836,202	1,924,238
Total shareholders’ equity		$11,458,519	$6,118,253
Total liabilities and shareholders’ equity		$77,318,811	$59,858,843
Nature of operations and going concern (note 1) Approved by the Board of Directors:

Related party transactions (note 22)
Events after reporting period (note 29)	“Russ McMeekin”	“Michael A. Sicuro”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the year ended December 31, 2020 and 2019

Expressed in Canadian Dollars)

	Notes	Year ended December 31,
		2020	2019
			Recasted - note 30
Revenue	4,10	$26,928,439	$18,340,249
Cost of sales		10,281,922	7,583,127
Gross profit		16,646,517	10,757,122
Expenses
Salaries, wages and benefits	22	20,885,044	10,313,803
Sales and marketing		1,536,420	3,166,788
Research and development	22	1,078,164	498,099
General and administration		5,741,872	3,294,550
Professional and consulting fees	22	8,886,341	4,351,812
Share-based compensation	20,22	1,454,235	1,468,361
Depreciation and amortization	12,13,14	6,778,100	4,044,143
Total expenses		46,360,176	27,137,556
Operating Loss		(29,713,659)	(16,380,434)
Other expenses (income)
Finance costs	23	6,033,510	$3,217,500
Finance income		(12,874)	(167,913)
Foreign exchange loss		1,198,372	494,404
Impairment	12,13,14	–	600,657
Business acquisition costs and other expenses	6,7,8	1,811,682	9,880,170
Other income	1	(2,919,468)	–
Loss before tax for the period		(35,824,881)	(30,405,252)
Current tax recovery (expense)	24	295,709	(181,895)
Deferred tax recovery	24	668,209	2,692,313
Net loss for the period		(34,860,963)	(27,894,834)
Other comprehensive income
Foreign subsidiary translation difference		1,209,006	607,302
Comprehensive loss for the period		$(33,651,957)	$(27,287,532)

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the year ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	Notes	Year ended December 31,
Net (loss) income for the period attributable to:		2020	2019
			Recasted - note 30
Parent company		$(36,870,267)	$(29,839,342)
Non-controlling interest		2,009,304	1,944,508
		$(34,860,963)	$(27,894,834)
Comprehensive (loss) income for the period attributable to:
Parent company		$(35,563,921)	$(29,431,628)
Non-controlling interest		1,911,964	2,144,096
		$(33,651,957)	$(27,287,532)
Loss per share - basic and diluted		$(1.69)	$(2.43)
Weighted Average Number of Common Shares and Equivalents
Outstanding	19	21,817,392	12,255,967

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2019

(Expressed in Canadian Dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest (notes 5 and 27)	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$
Balance, December 31, 2018		19,815,174	1,759,217	(44,464)	–	(18,976,757)	2,553,170
Share-based payments	20	–	1,468,361	–	–	–	1,468,361
RSU's exercised	19,20	142,277	(142,277)	–	–	–	–
Stock options exercised	19,20	658,074	(114,825)	–	–	–	543,249
Warrants exercised	19	1,865,773	(138,571)	–	–	–	1,727,202
Shares issued on business combination	6,19	13,320,000	–	–	–	–	13,320,000
Transaction costs on business combination	6,19	8,880,000	–	–	–	–	8,880,000
Shares issued to extinguish the loan from Flow Capital	5,19	606,495	–	–	–	–	606,495
Shares issued to settle liabilities	19	84,252	–	–	–	–	84,252
Share issuance costs		(3,300)	–	–	–	–	(3,300)
Warrants issued	19	–	61,000	–	–	–	61,000
Equity component of convertible debentures - Recasted - note30	19	–	3,673,214	–	–	–	3,673,214
Contingent shares issuable to Flow Capital	5	–	712,000	–	–	–	712,000
Non-controlling interest recognized in business combination	5	–	–	–	(219,858)	–	(219,858)
Net income (loss) for the period		–	–	–	1,944,508	(29,839,342)	(27,894,834)
Other comprehensive income for the period		–	–	407,714	199,588	–	607,302
Balance, December 31, 2019 - Recasted - note 30		$45,368,745	$7,278,119	$363,250	$1,924,238	$(48,816,099)	$6,118,253

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2020

(Expressed in Canadian Dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest (notes 5 and 27)	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$
Balance, December 31, 2019 - Recasted - note 30		45,368,745	7,278,119	363,250	1,924,238	(48,816,099)	6,118,253
Share-based payments	20	–	1,454,235	–	–	–	1,454,235
RSU's exercised	19,20	384,613	(529,006)	–	–	–	(144,393)
Stock options exercised	19,20	166,400	(96,400)	–	–	–	70,000
Share purchase warrants exercised	19	1,923,118	(427,426)	–	–	–	1,495,692
Shares issued for business combination - CSA	7, 19	2,304,073	–	–	–	–	2,304,073
Shares issued for business combination - kanepi	8,19	5,882,547	–	–	–	–	5,882,547
Shares issued for asset acquisition - AirFusion	19	820,000	–	–	–	–	820,000
Share issued on conversion of debentures, net of deferred tax recovery	19	50,000	24,000	–	–	–	74,000
Issuance of special warrants, net of issuance costs	19	–	12,217,171	–	–	–	12,217,171
Conversion of special warrants	19	12,217,171	(12,217,171)	–	–	–	–
Settlement of debt	19	–	143,002	–	–	–	143,002
Non-brokered public offering - $4M	19	3,616,438	383,562	–	–	–	4,000,000
Brokered public offering - $11.5M	19	11,184,935	315,069				11,500,004
Business acquisition cost - kanepi	8	149,596					149,596
Share issuance costs	19	(947,025)	(26,679)				(973,704)
Net income (loss) for the period		–	–	–	2,009,304	(36,870,267)	(34,860,963)
Other comprehensive loss for the period		–	–	1,306,346	(97,340)	–	1,209,006
Balance, December 31, 2020		$83,120,611	$8,518,476	$1,669,596	$3,836,202	$(85,686,366)	$11,458,519

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp.

Consolidated Statements of Cash Flows

For the year ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

		Year ended December 31,
	Notes	2020	2019
			Recasted - note 30
Cash flows related to the following activities:
Operating activities
Net loss for the period		$(34,860,963)	$(27,894,834)
Items not affecting cash:
Provision for bad debts	9,21	223,129	377,503
Write-off of related party balance	22	–	54,570
Gain on settlement of lease liability		–	(99,979)
Depreciation and amortization	12,13,14	6,778,100	4,044,143
Share-based payments	20, 22	1,454,235	1,468,361
Finance costs	23	6,033,510	3,217,500
Other income		(92,535)	–
Finance income		(12,874)	(167,913)
Impairment	12,13,14	–	600,657
Business acquisition costs and other expenses	6	149,596	8,880,000
Unrealized foreign currency exchange (gain) loss		1,034,501	542,016
Current tax expense		(295,709)	181,895
Deferred tax recovery		(668,209)	(2,692,313)
Net change in non-cash working capital items:
Bank indebtedness		(495,026)	1,471,805
Trade and other receivables		837,699	(169,896)
Contract asset		(314,894)	–
Long-term receivables		(3,454,210)	(3,662,207)
Prepaid expenses and deposits		(1,217,729)	(175,335)
Inventory		98,606	326,326
Trade payables and accrued liabilities		2,466,289	1,401,479
Deferred revenue		632,839	447,511
Repayment to related party		47,188	(299,118)
Interest paid	13,17,18	(3,535,805)	(1,992,496)
Taxes paid		(158,564)	(376,093)
Cash flows used in operating activities		(25,350,826)	(14,516,418)
Financing activities
Repayment of lease liabilities	13	(814,072)	(422,783)
Repayment of loans	17	(9,011,638)	(6,787,528)
Proceeds from loans, net of transaction costs	17	8,726,766	16,539,700
Proceeds from subscription of units through public offering, net of	19	14,526,300	–
share issuance costs
Proceeds from issuance of convertible debentures, net of transaction	18	5,285,997	22,865,049
costs
Proceeds from exercise of stock options, net of issuance costs	19	70,000	543,249
Proceeds from exercise of warrants, net of issuance costs	19	1,495,692	1,727,202
Proceeds from issuance of special warrants, net of issuance costs	19	12,217,171	–
Income tax withholding on vesting of restricted share units	20	(144,393)	–
Cash flows from financing activities		32,351,823	34,464,889

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the year ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

		Year ended December 31,
	Notes	2020	2019
Investing activities			Recasted - note 30
Acquisition of property and equipment	12	(127,688)	(138,123)
Acquisition of royalty agreement	5	–	(204,604)
Acquisition and expenditure of intangible assets		(809,764)	–
Acquisition of AirFusion technologies	14	(835,302)	–
Acquisition of businesses, net of cash acquired	6,7,8	(4,622,400)	(20,389,426)
Cash flows used in investing activities		(6,395,154)	(20,732,153)
Increase in cash and cash equivalents		605,843	(783,682)
Foreign exchange effect on cash held		(24,144)	(12,922)
Cash and cash equivalents, beginning of period		529,190	1,325,794
Cash and cash equivalents, end of period		$1,110,889	$529,190

Supplemental cash flow information (note 26)

The accompanying notes are an integral part of these consolidated financial statements.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

NOTE 1 - INCORPORATION AND NATURE OF BUSINESS

mCloud Technologies Corp. (“mCloud”, or “Company”) is a provider of proprietary technology solutions, AssetCare™. Customers use AssetCare™ software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare™ is an asset management platform combining IoT, AI and the cloud to drive next- level performance and efficiency.

The Company is domiciled in Vancouver, Canada, with its head and registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8. Initially incorporated as Universal Ventures Inc. (“Universal”) pursuant to the British Columbia Business Corporations Act on December 21, 2010, Universal completed a merger agreement with mCloud Corp. (“mCloud”) on October 13, 2017 whereby Universal issued 35,844,296 common shares to the shareholders of mCloud, resulting in mCloud’s shareholders controlling Universal and therefore constituting a reverse takeover of Universal (the “Transaction”). In conjunction with the Transaction, Universal changed its name to Universal mCloud Corp. On October 23, 2019, Universal mCloud Corp. changed its name to mCloud Technologies Corp.

The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and commenced trading on the OTCQB in the United States under the symbol MCLDF on May 18, 2018.

COVID-19

Since the beginning of 2020, governments around the world have been forced to enact emergency measures in response to the World Health Organizations declaration of the COVID-19 pandemic. Businesses around the world have suffered material disruption resulting in economic slowdown and uncertainty. The Company has accessed government assistance in both Canada and the United States to help temper the financial impact of the crisis. To date, the impacts associated with COVID-19 have included (i) a slow-down in technical services due to the in-person nature of these activities and the restrictions placed on lock-downs and social distancing by governments around the world, (ii) a delay in the collection of receivables closely associated with business who were most widely impacted by shut-downs and restrictions, and (iii) a delay in certain projects. The long-term impact on the Company’s financial results, conditions and cash flows is unknown; COVID-19 should be considered a new risk factor.

To date, the Company received wage subsidies totaling $2,686,035 and low interest loans totaling $1,160,139 from the US and Canadian governments. The wage subsidies were recognized in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance and is recorded as other income in the consolidated statement of loss and comprehensive loss. The full extent of the impact of the COVID-19 outbreak on the Company’s business is not known at this time. COVID-19 has increased demand for the kind of remote connectivity offered by AssetCare™. As a result, COVID-19 has created new opportunities for mCloud to engage with new and existing customers.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management considers all available information and actions within its control with respect to the future which is at least, but not limited to, twelve months from the end of the reporting period.

During the year ended December 31, 2020, the Company generated a net loss of $34,860,963 and negative cash flows from operating activities of $25,350,826. As at December 31, 2020, the Company has an accumulated deficit of $85,686,366 and a working capital deficiency of $13,052,702. As a result, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to December 31, 2020. The continuation of the Company as a going concern is dependent on its ability to achieve positive cash flow from operations, to obtain the necessary equity or debt financing to continue with expansion in the asset care market, and to ultimately attain and maintain profitable operations. These conditions indicate a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company has also been successful in raising capital in the past, including this past year under COVID-19 conditions. During the year ended December 31, 2020, the Company signed a subscription agreement for a

$11,500,000 and $4,000,000 unit offering which closed in July 2020 (note 19) and successfully closed its public offering of 3,150,686 units for aggregate proceeds of $11,500,004 on July 6, 2020 (note 19). The Company also closed the first tranche of its private placement offering of convertible unsecured subordinated debentures for gross proceeds of US$2,798,000 (note 18b) on January 15, 2021. While management has a high degree of confidence that

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

this trend of capital raising will continue, there is no assurance that it will be successful in closing additional financings in the future. These consolidated financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

NOTE 2 - BASIS OF PRESENTATION

Basis of presentation

The audited consolidated financial statements are presented in Canadian (“CA”) dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company has consistently applied the same accounting policies for all of the periods presented except for the new standards adopted during the year.

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that have been measured at fair value. Certain comparative balances were reclassified to conform with current financial statements presentation.

These consolidated financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on March 22, 2021.

Basis of consolidation

The audited consolidated financial statements comprise the financial statements of mCloud and its subsidiaries. A consolidated subsidiary is an investee controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has (i)power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

All intercompany balances and transactions are eliminated in full upon consolidation. Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent company and to the non- controlling interests.

The entities contained in the consolidated financial statements are as follows:

Material entities	Principle activity	Place of business and operations	Functional currency	Equity percentage	Non- controlling interest (“NCI”)

mCloud Technologies Corp. (formerly Universal mCloud Corp.)

mCloud Technologies (USA) Inc. (formerly Universal mCloud (USA) Corp.)

mCloud Technologies (Canada) Inc.

Field Diagnostic Services, Inc. (“FDSI”)

NGRAIN (Canada) Corporation (“NGRAIN”)

NGRAIN (US) Corporation

mCloud Technologies Australia Holdings Pty. Ltd.

mCloud Technologies Services Inc. (“MTS”) (formerly Autopro Automation Consultants Ltd.)

Agnity Global, Inc. (“Agnity”)

	Parent company Operations Operations Operations Operations Operations Inactive Operations Operations	Canada United States Canada United States Canada United States Australia Canada United States	CDN $ USD $ CDN $ USD $ CDN $ USD $ AUD $ CDN $ USD $	100% 100% 100% 100% 100% 100% 100% 0%	0% 0% 0% 0% 0% 0% 0% 100%

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Agnity Communications, Inc. (“ACI”)	Operations	United Stated	USD $	0%	100%
Agnity Healthcare, Inc. (“AHI”)	Operations	United States	USD $	0%	100%
Construction Systems Associates, Inc. (“CSA”), USA	Operations	United States	USD $	100%	0%
kanepi Group Pty Ltd.	Operations	Australia	AUD $	100%	0%
kanepi Services Pty Ltd.	Operations	Australia	AUD $	100%	0%
kanepi PTE Ltd.	Operations	Singapore	SGD $	100%	0%

Summary of significant accounting policies

a)	Cash and bank indebtedness

Cash consists of cash held at financial institutions.

Bank indebtedness consists of bank overdrafts and draws from the line of credit account repayable on demand for cash management purposes.

b)	Inventory

Inventory consist of hardware and is stated at the lower of cost and net realizable value. The cost of inventory is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventory, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value represents the estimated selling price for inventory less all estimated costs of completion and costs necessary to make the sale.

c)	Foreign currencies

Functional and reporting currency

The Company’s presentation and functional currency is the Canadian dollar. Functional currency is determined for each of the Company’s entities and items included in the financial statements of each entity are measured using that functional currency.

On consolidation, the assets and liabilities of each foreign entity are translated into Canadian dollars at the rate of exchange prevailing at the reporting date. Revenue and expense items are translated at the average rate of the exchange for the year. Unrealized translation gains and losses are recorded as cumulative translation adjustments, which are included in other comprehensive income/(loss) (“OCI”) which is a component of shareholders’ equity.

Foreign currency translations

Transactions in currencies other than the Company's or subsidiaries’ functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Exchange differences are recognized in profit or loss in the period in which they arise.

d)	Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Asset	Life
Computer equipment	2 -5 years
Office furniture and equipment	7 years
Leasehold improvements	lesser of useful lives or lease term

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

e)	Business combination

Acquisitions of subsidiaries and assets that meet the definition of a business under IFRS are accounted for using the acquisition method. The consideration transferred in the acquisition is measured at acquisition date fair value. The identifiable assets acquired and liabilities assumed that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Any excess consideration over the fair value of the identifiable net assets is recognized as goodwill. Acquisition-related costs, other than those associated with the issuance of debt or equity, are recognized in profit or loss as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date up to a maximum of one year.

Any contingent consideration is measured at fair value at the acquisition date. If contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and its subsequent settlement is accounted for within equity. Other contingent consideration is re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

f)	Goodwill

Goodwill, representing the excess of the consideration paid for entities acquired over the fair values of the assets acquired and liabilities assumed, is initially measured at cost and is not amortized. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGU”) or group of CGUs that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

g)	Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately are measured on initial recognition at cost and intangible assets acquired in a business combination are recognized at fair value at the date of acquisition. Intangible assets include customer agreements and relationships, and technologies. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense for finite life intangible

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

assets is recognized in profit or loss. Intangible assets with indefinite lives are not amortized, however they are tested annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

Intangible assets are amortized over their estimated useful lives, on a straight-line basis, as follows:

Life
Technology	5 years
Customer relationships	5-20 years
Patents and trademarks	5-15 years

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Internally generated intangible assets

Expenditures on research activities are recognized as an expense in the period in which they were incurred.

Internally-generated intangible assets arising from development or from the development phase of an internal project are recognized if all of the following factors have been demonstrated:

•	Technical feasibility of completing the intangible asset results in the intangible asset being available for use or sale;
•	There is an intention to complete the intangible asset and use or sell it;
•	There is an ability to use or sell the intangible asset;
•	Evidence to suggest how the intangible asset will generate probable future economic benefits;
•	There is availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and,
•	An ability to reliably measure the expenditure(s) attributable to the intangible asset during its development exists.

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. In the year ended December 31, 2019, the Company recognized an impairment of technology due to change in estimated useful life (note 14).

The internally-generated intangible asset is recognized as the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.

Where no internally-generated intangible asset can be recognized, development expenditures are recognized in profit or loss in the period in which it is incurred.

h)	Impairment of non-financial assets

The Company assesses the recoverable amount of non-financial assets, at each reporting date, for indicators of impairment. If any indication exist the Company estimates the recoverable amount for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount which is the higher of fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are considered or an appropriate valuation model is used.

The Company bases its impairment calculation on most recent budgets and/or forecast calculations, which are prepared for the Company’s CGUs or group of CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

An impairment loss is recognized in the statement of profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

A previously recognized impairment loss is reversed when there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to its recoverable amount and cannot exceed the carrying amount that would have been determined, net of depreciation

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU or group of CGUs is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

i)	Leases

The Company applies a single recognition and measurement approach for all leases, except for short-term leases (with term of less than 12 months) and leases of low-value assets. The Company recognizes right-of-use assets representing the right to use the underlying asset and lease liabilities representing its obligation to make lease payments.

Right-of-use assets are initially measured at cost comprised of the initial lease liability adjusted for any lease payments made at or before commencement date, plus initial direct costs incurred less lease incentives received. Right-of-use assets are subsequently depreciated using the straight-line method from commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of each right-of-use asset is determined on the same basis as those of property and equipment. In addition, the right-of- use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurement of the lease liability.

Lease liabilities are initially measured at the present value of unpaid lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Each lease liability is subsequently increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of each lease liability is remeasured if modifications such as, a change in lease payments or a change in the assessment of an option to purchase the underlying asset arises.

The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

j)	Provisions

A provision is recognized in the statement of financial position when the Company has a legal or constructive obligation, as a result of a past event, and it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured using managements best estimate as to the outcomes, based on known facts, risks and uncertainties at the reporting date.

k)	Revenue recognition

The Company’s revenues are derived from the sales of perpetual software licenses, subscriptions to AssetCare™, installation and engineering services, hardware and post contract support and maintenance (“PCS”).

Revenue from the sale of hardware and perpetual software licenses is recognized at the point in time when control is transferred to the customer, generally upon delivery at the customer’s location.

Installation services involve the installation and implementation of energy efficient hardware, perpetual software licenses and IoT connections which feed information to the AssetCare™ platform. Engineering services include consulting, implementation and integration services entered into either on a time & materials or fixed fee basis. Revenue from installation and engineering services is recognized overtime, using the input method to measure progress towards complete satisfaction of the service.

Revenues from PCS and subscriptions to the AssetCare™ platform is recognized ratably over the term of the PCS or subscription. Any unrecognized revenue is recorded in deferred revenue.

The Company’s contracts often include a number of promised goods or services, which are typically distinct from other performance obligations, and accounted for as separately. A good or service is distinct if the customer can

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

benefit from it on its own or together with other readily available resources, and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. In determining the transaction price of a contract with a customer, the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any). The total transaction price is allocated to each performance obligation on a relative stand-alone selling price (“SSP”) basis, representing the selling price as if it was sold separately. This is a formal process involving judgement which could impact the timing of recognized revenue.

In most cases, the SSP is based on observable data. Where possible, a narrow SSP range for each product and service is established and this range is assessed on a periodic basis or when material changes in facts and circumstances warrant a review. If the SSP is not directly observable, the amount is estimated using either the expected cost plus a margin or residual approach. The SSP for perpetual software licenses is highly variable and therefore the Company applies the residual approach, which determines the SSP by subtracting the SSP of hardware, installation and other services in the contract from the total transaction price.

For certain contracts, the Company offers payment terms that are longer than 12 months. A financing component exists when goods and services are delivered upfront while the payment term is extended beyond 12 months. Where significant, the transaction price for these contracts is discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the cash selling price of the equipment to the amount paid in advance). This rate is commensurate with the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception.

Cost to obtain a contract

Incremental costs to obtain a contract with a customer are capitalized as a contract asset if the Company expects to recover those costs, and are amortized into operating expenses over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the costs relate. The Company pays sales commission to its employees for each contract that they obtain. The Company applies the optional practical expedient to immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. Sales commission paid by the Company relating to contracts with term of 12 months or less, are immediately recognized as an expense. Such costs are included as part of employee benefits.

l)       Share-based payments

Stock options

The Company grants stock options to employees, directors, officers, and consultants. Stock options granted to employees are measured at fair value at the grant date and recognized as compensation expense over the vesting period, which is typically 3 years. Stock options granted to non-employees are measured at the fair value of the goods or services received except where the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted. The fair value of the share-based compensation to non-employees is periodically re- measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with stock options.

The fair value of options is determined using the Black-Scholes option pricing model which incorporates all the market vesting conditions. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in net loss such that the cumulative expense reflects the revised estimate.

Upon exercise of stock options, consideration received on exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.

Restricted share units

The Company maintains a restricted share unit plan pursuant to which certain of our officers are eligible to receive grants of restricted share units (“RSUs”). RSUs vest annually over a three-year period starting from the grant date and have no expiry date. We issue new shares from treasury upon the redemption of an RSU. RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expenses to stock-based compensation expense over the vesting period.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

m)	Taxation

Income tax expense of the Company comprises current and deferred taxes.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recorded using the asset-liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiary to the extent that they will not likely reverse in the foreseeable future. The amount of deferred tax is based on the expected manner of realization or settlement of carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

n)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all share options, warrants and restricted stock units (RSUs) with exercise prices below the average market price for the year.

o)	Share capital

The number of shares and per share amounts in these consolidated financial statements as at and for the year ended December 31, 2019 has reflected the 10 for 1 share consolidation which took effect on December 13, 2019.

p)	Financial instruments

Financial Assets

The Company uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit and loss.

(i)	Amortized Cost:

Financial assets classified and measured at amortized cost are those assets whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(ii)	Fair value through other comprehensive income ("FVTOCI"):

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Financial assets classified and subsequently measured at FVTOCI are those assets whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

The classification includes certain equity instruments where an irrevocable election was made to classify the equity instruments as FVTOCI. Equity investments require a designation, on an instrument-by-instrument basis, between recording both unrealized and realized gains and losses either through (i) other comprehensive income ("OCI") with no recycling to profit and loss or (ii) profit and loss. Dividends from these instruments are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.

(iii)	Fair value through profit or loss ("FVTPL"):

Financial assets classified and subsequently measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The rights to receive cash flows from the asset have expired; or
•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of Financial Assets

The Company uses an expected credit loss impairment model on financial assets measured at amortized cost, contract assets, and debt instruments at FVTOCI, where expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. For accounts and long term receivables (excluding taxes receivables), the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade and long term receivables are reduced for any expected credit losses through an allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statements of Loss and Comprehensive Loss. At the point where the Company are satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off.

Financial Liabilities

Financial liabilities are generally classified at measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if its classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense are recognized in profit or loss. Other financial liabilities are measured at fair value at initial recognition and subsequently measured at amortized cost using the effective interest method.

Financial Liabilities may also include derivative financial instruments that are entered into by the Company that are not designated as hedging instruments as defined by IFRS 9 Financial Instruments. Embedded derivatives are classified as held for trading and any gains and losses are recognized through the Consolidated Statement of Loss and Comprehensive Loss.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability at its fair value based on the modified term. Upon derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in the statement of profit or loss.

q)	Convertible debentures

Convertible debentures that are considered compound instruments are separated into liability and equity components based on the terms of the contract. On issuance of the convertible debentures, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. The proceeds is allocated to the liability component first and the remainder of the proceeds is allocated to the conversion option that is recognized and included in equity. The liability component (net of transaction costs) is subsequently measured at amortized cost using effective interest rate method until it is extinguished on conversion or redemption. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible debentures, based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized.

r)	Related party balances

Parties are considered to be related if one party has the ability, directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

s)	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Government loans are analyzed to determine whether they qualify as grants or are required to be treated as financial liabilities.

Changes in significant accounting policies

The Company has adopted the accounting policies below effective January 1, 2020. Several other standards are effective from January 1, 2020 but they do not have a material effect on the Company’s consolidated financial statements.

Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. This change had no impact on the amounts recognized in the Company's consolidated financial statements.

Amendments to IFRS 3 Business Combination

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3 Business Combination) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendments introduced an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business.The Company adopted the standard effective January 1, 2020 and was applied on the acquisition of the intellectual property from AirFusion (note 14(i)).

Future changes in accounting policies

The following standards are not yet effective for the year ending December 31, 2020, and have not been applied in the preparation of the consolidated financial statements:

In May 2020, the IASB amended IFRS 16 Leases to provide relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the COVID-19 pandemic. The amendment

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

does not apply to lessors. The amendment to IFRS 16 will provide relief to lessees for accounting for rent concessions from lessors specifically arising from the COVID-19 pandemic. While lessees that elect to apply the practical expedient do not need to assess whether a concession constitutes a modification, lessees still need to evaluate the appropriate accounting for each concession as the terms of the concession granted may vary. This amendment is effective for annual reporting periods beginning on or after June 1, 2020. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments must be applied prospectively and is effective for annual periods beginning on or after January 1, 2022. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

NOTE 3 - ACCOUNTING JUDGMENTS, ESTIMATE AND ASSUMPTIONS

Management makes judgments, estimates and assumptions in the application of the Company’s accounting policies. These may affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant, the results of which form the basis of the valuation of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

Judgments

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgments apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Going concern

The determination as to the Company’s ability to continue as a going concern is dependent on its ability to secure debt and equity financing, and to achieve profitable operations. Certain judgements were made when determining if and when the Company will secure debt and equity financing and achieve profitable operations.

Determination of CGUs

For the purposes of assessing impairment of goodwill and non-financial assets, the Company must identify CGUs. Assets and liabilities are grouped into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgment. The composition of a CGU can directly impact the recoverability of non-financial assets included within the CGU. Management has determined that the Company has two CGUs: Agnity and the rest of mCloud.

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events. As of December 31, 2020, contingent liabilities of the Company consist of contingent considerations from business combinations recorded under business acquisition payable in the statement of financial position.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Lease term

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of the lease liabilities and right-of-use assets recognized.

Taxation

Calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Acquisition of Agnity

Despite owning no voting rights, the Company determined that it exercises control over Agnity. The Company’s right to nominate a majority of the members of Agnity’s Operations Committee is what gives rise to the Company’s right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. Refer to note 5(b) for further details.

Estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit losses

The Company recognizes an amount equal to the lifetime expected credit loss (“ECL”) on trade and long term receivables, other receivables, unbilled revenue and amounts due from related parties for which there has been a significant increase in credit risk since initial recognition. Loss allowances are measured based on historical experience and forecasted economic conditions. The amount of ECL is sensitive to changes in circumstances of forecast economic conditions.

Useful lives of property and equipment and intangible assets

Depreciation of property and equipment and amortization of intangible assets is dependent upon estimates of useful lives and residual value which are determined through the use of assumptions. Estimates of residual value and useful lives are based on data and information from various sources including industry practice and historic experience. Although management believes the estimated useful lives of the Company’s property and equipment and intangible assets are reasonable, changes in estimates could occur, affecting the expected useful lives and salvage values of the property and equipment and intangible assets.

Revenue recognition - significant financing component

There is a significant financing component on certain contracts as payment terms exceed 12 months, considering the length of time between the customers’ payment and the delivery of performance obligations, as well as the prevailing interest rate in the market. Management estimates this rate based on the credit rating and historical experience with the customers.

Revenue recognition - variable consideration

Certain contracts entered into by the Company include variable considerations which require management to estimate the amount it will be entitled in exchange for transferring the goods and/or providing services to the customer. Management estimated the consideration using historical data and forward looking information available to the Company at the inception of the contract.

Share-based payments

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in different outcomes.

Convertible debentures

The allocation of the proceeds from the issuance of convertible debentures between the liability and equity component requires management to use estimates. In determining the fair value of the liability component, the Company estimates the market interest rate for an equivalent non-convertible instrument.

Purchase price allocations

The consideration transferred and acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each business combination is based on the information available on the acquisition date. The estimate of fair value of the consideration transferred and acquired intangible assets (including goodwill), property and equipment, other assets and the liabilities assumed are based on estimates and assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Impairment of goodwill and other non-financial assets

Determining whether an impairment has occurred requires the valuation of the respective assets or CGU's, which the Company estimate the recoverable amount using a discounted cash flow method. The key estimates and assumptions used are revenue growth, gross margin, and discount rate. These estimates are based on past experience and management’s expectations of future changes in the market and forecasted growth initiatives.

  NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organizational structure and how the information is reported to CEO on a regular basis. The Company’s revenue is generated from its customers in North America, APAC, EMEA, Australia and China. The Company’s assets primarily reside in North America and Australia.

The table below presents significant customers who accounted for greater than 10% of total revenues for the years ended December 31, 2020 and 2019:

Year ended December 31,
	2020	2019
Customer A	14%	n/a
Customer B	13%	11%
Customer C	Less than 10%	20%

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The Company’s revenue by location of customer for the year ended December 31, 2020 and 2019 are as follows:

	Year ended December 31,
	2020	2019
Canada	$13,832,691	$10,889,542
APAC	6,446,939	–
United States	5,691,202	7,450,707
EMEA	745,128	–
Australia	152,301	–
China	60,178	–
Total	$26,928,439	$18,340,249

The Company’s non-current assets by country are as follows:

	December 31, 2020	December 31, 2019
Canada	$37,966,772	$39,572,503
Australia	11,731,960	–
United States	12,424,844	9,448,263
Total	$62,123,576	$49,020,766

NOTE 5 - AGNITY ACQUISITION

a)	Acquisition of Royalty interests

On January 22, 2019, the Company executed a Purchase Agreement with Flow Capital Corp. (“Flow”) pursuant to which the Company acquired Flow’s interest in a Royalty Purchase Agreement (“Royalty Agreement”) with Agnity Global, Inc. (“Agnity”). According to the Purchase Agreement, the Company assumed the Royalty agreement and acquired an interest in a financial asset with the following characteristics:

i.	a receivable owing by Agnity to Flow of USD $2,834,750;
ii.	a monthly royalty payment stream until October 31, 2020 equal to the greater of:
•	A monthly amount of USD $41,667; or
•	4.25% of Agnity’s revenue for each calendar month; and
iii.	commencing November 1, 2020, a monthly royalty payment stream equal to 4.25% of Agnity’s revenue for each calendar month in perpetuity.

The Royalty Agreement includes a formula by which the royalty percentage is proportionately adjusted for any subsequent further advances to or repayments from Agnity.

As consideration for acquiring the interest in the Royalty Agreement, the Company paid $204,604 (USD

$153,227) in cash at the closing date and entered into the following agreements with Flow:

(i)	A secured loan agreement for USD $2,000,000. The loan bears interest at 25% per annum and is due on demand. The Company had the option to repay 100% of the loan, at any time, by paying an amount equal to the principal of the loan and any unpaid interest. Upon prepayment of the loan, the Company, at the option of Flow (the “Flow’s option”), was obligated to pay either:
•	Cash of USD $525,000; or
•	Issue 150,000 common shares of the Company (“repayment shares”)

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The fair value of the loan was initially determined to be $2,670,600 (USD $2,000,000) which is equivalent to its face value as it is due on demand. It is classified as other financial liabilities and subsequently measured at amortized cost. The fair value of Flow’s option to receive either USD $525,000 in cash or repayment shares upon prepayment of the loan by the Company was determined to be USD $606,495 on initial recognition. The option was accounted for as a compound instrument which includes a liability component of USD $525,000 and an equity conversion option of USD $81,495. The liability component was classified as other financial liabilities and subsequently measured at the amortized cost while the equity component was accounted for as an equity instrument in contribute surplus. The Company used the Black-Scholes option model to determine the fair value of the option using the following inputs at January 22, 2019:

Share price	$3.50
Risk free rate	1.90%
Expected life	0.5 years
Expected volatility	60.00%
Expected dividends	Nil

On July 26, 2019, the Company settled the USD $2,000,000 loan and Flow’s option in cash of $2,703,148 and the issuance of 150,000 common shares. The value attributable to the option of USD $606,495 was reclassified from liabilities and contributed surplus to share capital (note 19a)).

(i)	The Company also agreed to issue a quantity of its common shares based on the trading price of the Company. Specifically, for the period after January 22, 2019 and prior to January 22, 2025, if the five-day volume weighted average trading price of the Company’s common shares equals or exceeds:
•	$10.00, 150,000 common shares will be issued;
•	$20.00, 100,000 common shares will be issued;
•	$30.00, 100,000 common shares will be issued.

The fair value of these shares issuable to Flow was determined to be $712,000 on initial recognition. They are accounted for as equity instruments and recorded in contributed surplus. The Company used Black-Scholes option model to determine the fair value of these shares using the following inputs at January 22, 2019:

Barrier share price	$10 - $30
Risk free rate	1.90%
Expected life	6 years
Expected volatility	80.00%
Expected dividends	Nil

As of December 31, 2020, none of the share trading price thresholds noted above have been met.

b)	Acquisition of Agnity

On April 22, 2019, the Company executed an amending agreement with Agnity to modify the terms of the Royalty Agreement acquired. Pursuant to the amending agreement, both parties agreed to establish an Operations Committee for which at all times the Company has the right to nominate a majority of the members. As consideration for the amendment, the Company agreed to fix the royalty payment at US$10,000 per month commencing March 2019 and to assume $43,050 of Agnity’s liabilities payable to a third party.

Pursuant to the amending agreement the Company determined that it had obtained control over Agnity and its subsidiaries pursuant to IFRS 10 Consolidated Financial Statements. The Company considered several factors in determining if and when it gained control over Agnity including, if it had the right and ability to direct the relevant activities of the entity, the ability to significantly affect its returns through the use of its rights, and whether it had exposure to variable returns.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Factors evaluated included, but were not limited to, delegation of power by Agnity’s Board for the Company to direct Agnity’s relevant activities through the formation and activities of the Operations Committee controlled by the Company. Determination of whether the Company has obtained control over Agnity involves judgement based on interpretation of the amending agreement with Agnity and identification and analysis of the relevant facts. In addition, judgement was required to determine if the acquisition represented a business combination or an asset purchase. The Company determined that Agnity and its related subsidiaries represented a business as the assets were an integrated set of activities with inputs, processes and outputs.

Accordingly, the acquisition of Agnity is accounted as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the acquired net identifiable assets of Agnity.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. Taking control of Agnity has enabled the Company to gain access to Agnity’s patented technology and its customer base. In addition, Agnity’s communication platform ensures that AssetCare™ deployments around the globe are assured of connectivity, supported by Agnity telecommunication solutions.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting measurement of 100% NCI recorded by the Company at the date of acquisition:

Consideration transferred:	Final
Change in fair-value of interest in Royalty Agreement (i)	$167,488
Assumption of Agnity’s liabilities	43,050
Total consideration transferred	$210,538

Fair value of assets and liabilities recognized:	Final
Cash and cash equivalents	$33,524
Trade and other receivables	1,387,723
Prepaid expenses and deposits	46,483
Long term receivable	–
Property and equipment	1,281
Intangible Asset - Technology	8,412,390
Intangible Asset - Customer Relationship	1,468,830
Accounts payable and accrued liabilities	(3,232,910)
Deferred revenue	(457,259)
Loans and borrowings	(5,556,587)
Warrant liability (ii)	(737,419)
Due to related party	(930,608)
Deferred income tax liability	(444,768)
Net identifiable assets acquired (liabilities assumed)	$(9,320)
Allocation to non-controlling interest	$219,858

(i)	The fair value of interest in the Royalty Agreement at April 22, 2019 was estimated using the discounted cash flow model. The major inputs employed in the model include forecasted royalty payments and the discount rate of 16%.

(ii)	A warrant was issued by Agnity in 2015 which entitles the warrant holder to acquire 6,324,660 common shares of Agnity at the exercise price of $0.000036 per share at any time until April 15, 2022. The exercise price of the warrant is subject to certain anti-dilution adjustment provisions in the event of certain capital or business transactions. The warrant holder has the option to demand a cash settlement of the warrant for US$552,250 at any time prior to its expiry date if the warrant is

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

not exercised. It is classified as other financial liabilities and measured at its redemption amount of US$552,250 or $737,419 in Canadian dollars on acquisition date, which is equivalent to its assessed acquisition date fair value. The fair value in Canadian dollar equivalent as at December 31, 2020 was $710,924 (December 31, 2019 - $725,086).

There have been no adjustments to the preliminary purchase price allocation recognized at December 31, 2019 in the period ended December 31, 2020.

Revenue of $11,215,876 (year ended December 31, 2019 - $6,010,753) and net income of $2,009,304 (year ended December 31, 2019 - $1,944,508) from Agnity are included in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020. Had the acquisition of Agnity occurred on January 1, 2019, the consolidated revenue would have been $19,898,276 and the consolidated net loss would have been $29,230,362 for the year ended December 31, 2019. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2019. There are no acquisition costs associated with this transaction as the business combination with Agnity was effected by way of assessed control in accordance with IFRS 3 and 10.

NOTE 6 - mCloud TECHNOLOGIES SERVICES INC. (FORMERLY, AUTOPRO AUTOMATION CONSULTANTS LTD.)

On July 10, 2019, the Company closed a series of merger and acquisition transactions resulting in the acquisition of 100% control of mCloud Technologies Services Inc. (“MTS”), formerly known as Autopro Automation Consultants Ltd. (“Autopro”). The acquisition was completed by way of an amalgamation between 2199027 Alberta Ltd., a subsidiary of the Company, and Fulcrum Automated Technologies Ltd. (“Fulcrum”), an entity established to facilitate the acquisition, with the amalgamated entity being a wholly owned subsidiary of the Company, named Autopro Automation Ltd. Immediately prior to the amalgamation, Fulcrum acquired MTS. The consideration transferred to the original shareholders of MTS included cash, issuance of promissory notes and 3,600,000 common shares of the Company.

MTS is a professional engineering and integration firm that specializes in design and implementation of industrial automation solutions, focusing on Canadian oil and gas companies. The acquisition has provided the Company with an increased share of the market through access to MTS’ customer base in the Canadian oil and gas industry, petrochemical, and process manufacturing markets.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill:

Consideration transferred:	Final
Cash consideration	$4,650,689
Fair value of demand promissory notes issued(1)	18,000,000
Fair value of common shares transferred(2)	13,320,000
Total consideration transferred	$35,970,689

(1)	Comprised of two promissory notes with fair-value of $6,000,000 and $12,000,000 which were fully repaid and settled on July 10 and August 8, 2019 respectively; there was no gain or loss on settlement.

(2)	The fair value of shares transferred as consideration is based on the quoted share price on the date of acquisition

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Fair value of assets and liabilities recognized:	Final
Cash and cash equivalents	$2,227,739
Trade and other receivables (includes Unbilled revenue of $2,347,207)	5,120,830
Prepaid expenses and deposits	611,104
Right-of-use assets	4,303,215
Property and equipment	548,317
Intangible asset - Customer relationships	12,700,000
Intangible asset - Technology	1,800,000
Accounts payable and accrued liabilities	(2,030,470)
Deferred revenue	(133,556)
Lease liabilities	(4,303,215)
Deferred income tax liability	(3,632,250)
Fair value of net assets acquired	$17,211,714
Goodwill	$18,758,975
$35,970,689

There have been no adjustments to the preliminary purchase price allocation recognized at December 31, 2019 in the period ended December 31, 2020.

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of MTS’ work force and the synergies expected to be achieved from integrating MTS into the Company’s existing business. The talent and domain expertise of MTS’ workforce has enabled the Company to establish credibility in the oil and gas, petrochemical, and process manufacturing markets, and accelerate the development of artificial intelligence applications geared toward process industries. None of the goodwill recognized is expected to be deductible for tax purposes.

Revenues of $12,357,393 (year ended December 31, 2019 - $10,386,313) and net loss of $3,491,039 (year ended December 31, 2019 - net income of $84,473) from the acquired operations are included in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020. Had the acquisition of MTS occurred on January 1, 2019, the consolidated revenue would have been $34,330,413 and the consolidated net loss would have been $34,989,539 for the year ended December 31, 2019. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2019.

Transaction costs of $9,869,589 were incurred in connection with the acquisition including consulting fees of

$750,000, legal and professional fees of $239,589 and fair value of $8,880,000 for 2,400,000 common shares issued to the original shareholders of Fulcrum for brokering and due diligence services and were recognized in the consolidated statement of loss and comprehensive loss.

NOTE 7 - CSA ACQUISITION

On January 24, 2020, the Company completed its acquisition of all the outstanding and issued common shares of CSA. CSA is a leading provider of 3D laser scanning solutions for energy facility management. The combination of CSA’s 3D technologies and AssetCare™ platform enables the Company to deliver powerful 3D Digital Twins to its process industry customers at oil and gas, petrochemical, LNG and pipeline facilities worldwide. The acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired, and the liabilities assumed were recorded at fair value.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill:

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Consideration transferred:	Preliminary(i)	Measurement period adjustments	Final
Cash consideration	$298,051	$405,161	$703,212
Fair value of common share consideration	2,304,073	–	2,304,073
Fair value of contingent consideration payable (note 16)	879,459	(393)	879,066
	$3,481,583	$404,768	$3,886,351
Fair value of assets and liabilities recognized: Cash	181,408	–	181,408
Trade and other receivables (includes unbilled revenue of $117,686 - note 10)	262,846	–	262,846
Prepaid expenses and other deposits	13,863	–	13,863
Property and equipment	2,098	–	2,098
Right of use assets	222,092	20,802	242,894
Intangible - technology	551,880	–	551,880
Intangible - customer relationships	867,241	(65,701)	801,540
Accounts payable and accrued liabilities	(168,542)	–	(168,542)
Short-term loan	(776,736)	405,126	(371,610)
Lease liabilities	(222,092)	(20,802)	(242,894)
Deferred tax liabilities	(204,147)	204,147	–
Fair value of net assets acquired	$729,911	$543,572	$1,273,483
Goodwill	$2,751,672	$(138,804)	$2,612,868

(i) The preliminary balances are as previously reported in the unaudited condensed consolidated financial statements as at and for the three and nine months ended September 30, 2020.

The fair value of common shares transferred as consideration is based on the quoted share price on the date of acquisition, which is at $6.06 per common share.

The fair value of the contingent consideration payable is based on estimated weighted probability of certain revenue and EBITDA target being met in a 2-year period from the acquisition date. Additional consideration could range from nil to USD $1,750,000. As at December 31, 2020, CSA’s operational performance shows that it is probable that the EBITDA target will be achieved which resulted in a contingent consideration fair value of $879,066. The fair value of the contingent consideration is determined using discounted cash flow method at a discount rate of 9%.

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of CSA’s work force and the synergies expected to be achieved from integrating CSA into the Company’s existing business. The expertise of CSA’s workforce has enabled the Company to accelerate the development and delivery of new 3D capabilities to customers in North America, the Middle East, and Southeast Asia. None of the goodwill recognized is expected to be deductible for tax purposes.

Due to the timing of the acquisition, the fair values assigned to intangible assets, goodwill and the deferred income tax liability were measured on a provisional basis and have been revised by the Company as additional information was received.

Revenue of $761,598 and net loss of $826,947 from the acquired operations are included in the consolidated statement of loss and comprehensive loss from the date of acquisition to December 31, 2020. Had the acquisition of CSA occurred on January 1, 2020, the consolidated revenue would have increased by $188,323 and the consolidated net loss would decrease by $20,315 for the period ended December 31, 2020. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2020.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Transaction costs of $180,013 were incurred in connection with the acquisition including transfer agent fees of

$11,475 and legal and professional fees of $168,538 recognized in the consolidated statement of loss and comprehensive loss.

NOTE 8 - KANEPI ACQUISITION

On October 8, 2020, the Company completed its acquisition of all the outstanding and issued common shares of kanepi. kanepi provides advanced visual analytics solutions designed to deliver an immediate and positive impact on the industrial operations of asset intensive industries. The acquisition of kanepi, will supplement the Company’s customer base and accelerate the expansion of AssetCare™ to new asset classes. The core technologies from kanepi are ready to be integrated into AssetCare™ cloud platform and is applicable to all AssetCare™ offerings, including the Company’s Connected Worker solution.

The acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired, and the liabilities assumed were recorded at fair value.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired, and liabilities assumed, and the resulting value of goodwill:

Consideration transferred:	Preliminary
Cash consideration	$4,657,512
Fair value of common share consideration	5,882,547
Fair value of contingent consideration payable (note 16)	568,638
$11,108,697
Fair value of assets and liabilities recognized:
Cash	556,880
Trade and other receivables	598,059
Other current assets	13,149
Property and equipment	1,224
Right of use assets	266,396
Intangible - technology	3,294,309
Intangible - customer relationships	2,632,794
Accounts payable and accrued liabilities	(643,385)
Lease liabilities	(266,396)
Deferred tax liabilities	(1,136,806)
Fair value of net assets acquired	$5,316,224
Goodwill	$5,792,473

The fair value of common shares transferred as consideration is based on the quoted share price on the date the shares were issued, which is at $2.26 per common share.

The fair value of the contingent consideration payable is based on estimated weighted probability of certain revenue or customer acquisition targets being met in a two-year period from the acquisition date. The additional consideration could range from nil to AUD$2,000,000. As at December 31, 2020, kanepi’s operational performance shows that it is probable that a target will be achieved which resulted in a contingent consideration fair value of $568,638 (AUD$600,000). The fair value of the contingent consideration is determined using a discounted cash flow method at a discount rate of 27%.

Goodwill arising from the acquisition is attributable mainly to the skills and technical talent of kanepi’s work force and the synergies expected to be achieved from integrating kanepi into the Company’s existing business. The expertise of kanepi’s workforce and the integration of its technology to AssetCare™ will enable the Company to

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

bolster its presence in a variety of process industries, including upstream and midstream oil and gas, offshore FPSOs, LNG and mining facilities.

Due to the timing of the acquisition, the fair values assigned to intangible assets, goodwill and the deferred income tax liability are measured on a provisional basis and may be revised by the Company as additional information is received. Adjustments made to preliminary figures previously disclosed during the measurement period were due to the additional information obtained by management during the period.

Revenue of $299,495 and net loss of $549,970 from the acquired operations are included in the consolidated statement of loss and comprehensive loss from the date of acquisition to December 31, 2020. Had the acquisition of kanepi occurred on January 1, 2020, the consolidated revenue would have increased by $1,897,665 and the consolidated net loss would increase by $2,653,829 for the period ended December 31, 2020. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2020.

Transaction costs of $1,375,795 were incurred in connection with the acquisition including success fees of

$1,018,423, legal and professional fees of $357,372, recognized in the consolidated statement of loss and comprehensive loss.

NOTE 9 - TRADE AND OTHER RECEIVABLES, CONTRACT ASSETS, AND LONG-TERM RECEIVABLES

	December 31, 2020	December 31, 2019
Trade receivables from contracts with customers	$4,770,056	$5,255,149
Unbilled revenue (note 10)	554,740	658,931
GST/HST tax receivable	341,583	415,966
Income taxes receivable	594,036	141,845
Other receivables	961,714	49,695
Business acquisition receivable	–	214,983
Loss allowance	(474,666)	(174,500)
Trade and other receivables	$6,747,463	$6,562,069

Unbilled revenue relates to the Company’s right to consideration for work completed but not billed at the reporting date. Unbilled revenue is transferred to trade and other receivables when services are billed to customers.

As at	December 31, 2020	December 31, 2019
Long-term receivables	$8,079,809	$4,702,636
Less: loss allowance	(131,364)	$(208,401)
Less: current portion of long-term receivables	(5,857,386)	(2,907,806)
Non-current portion of long-term receivables	$2,091,059	$1,586,429

The Company has entered into revenue contracts allowing certain customers making fixed monthly installment payments over an extended period of time, ranging from three to six years, for performance obligations delivered upfront. Interest income is recognized using the effective interest rate method over the relevant contractual term in relation to the financing component of the revenue arrangement. The interest rate is determined based on the market interest rate factoring in the customers’ credit rating at the inception of the revenue contract.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Significant changes in contract asset balance during the period are as follows:

Contract assets
Balance at December 31, 2019	$-
Additions	459,533
Less: amortization to cost of sales	(144,639)
Balance at December 31, 2020	$314,894
Less: current portion of contract assets	(153,178)
Non-current portion of contract assets	$161,716

NOTE 10 - REVENUE

In the following table, revenue is disaggregated by nature and timing of revenue recognition.

	Year ended December 31,
	2020	2019
AssetCare initialization	$7,689,232	$5,964,663
AssetCare over time	12,809,054	2,939,582
Engineering services	6,430,153	9,436,004
Total	$26,928,439	$18,340,249

	Year ended December 31,
	2020	2019
Revenue recognized over time	$18,551,736	$12,375,586
Revenue recognized at point in time upon completion	8,376,703	5,964,663
Total	$26,928,439	$18,340,249

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Significant changes in unbilled revenue and deferred revenue balances during the period are as follows:

	Unbilled revenue
	(note 9)	Deferred Revenue
Balance at January 1, 2019	$–	$133,678
Acquired in business combination (note 6)	2,347,207	133,556
Acquired in business combination (note 5)	–	457,259
Additions	9,595,535	5,309,436
Less: Transferred to trade and other receivables	(11,278,312)	–
Less: Recognized in revenue	–	(4,878,419)
Less: Loss allowance	(5,499)	–
Currency translation adjustment	–	(17,229)
Balance at December 31, 2019	$658,931	$1,138,281
Acquired in business combination (note 7)	117,686	–
Additions	11,478,436	6,316,586
Less: Transferred to trade and other receivables	(11,557,665)	–
Less: Write-offs	(146,489)	–
Less: Recognized in revenue	–	(5,612,896)
Less: Applied to outstanding trade receivables	–	(30,586)
Currency translation adjustment	3,841	(40,265)
Balance at December 31, 2020	$554,740	$1,771,120

NOTE 11 - PREPAID EXPENSES AND DEPOSITS

	December 31, 2020	December 31, 2019
Prepaid insurances	$122,893	$102,888
Advances	38,593	–
Deposits	189,734	149,716
Deferred finance costs	–	154,834
Prepaid licenses	1,075,797	–
Prepaid services	292,552	–
Other prepaid costs	325,482	419,881
Prepaid expenses and deposits	$2,045,050	$827,319
Less: current portion of prepaid expenses and deposits	1,326,319	740,406
Long term portion of prepaid expenses and deposits	$718,731	$86,913

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

NOTE 12 - PROPERTY AND EQUIPMENT

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Cost:
Balance at December 31, 2018	$10,117	$239,555	$52,966	$302,638
Additions	30,529	74,641	32,952	138,122
Acquisitions (notes 5 and 6)	253,057	64,366	232,175	549,598
Impairment	–	–	(14,460)	(14,460)
Effect of foreign exchange translation	(1,339)	(1,973)	(6,990)	(10,302)
Balance at December 31, 2019	$292,364	$376,589	$296,643	$965,596
Additions	30,543	–	97,145	127,688
Effect of foreign exchange translation	(917)	(1,351)	(6,964)	(9,232)
Balance at December 31, 2020	$321,990	$375,238	$386,824	$1,084,052

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Accumulated Depreciation:
Balance at December 31, 2018	$410	$13,433	$13,318	$27,161
Depreciation	44,729	71,143	123,272	239,144
Effect of foreign exchange translation	(1,321)	(1,577)	(8,363)	(11,261)
Balance at December 31, 2019	$43,818	$82,999	$128,227	$255,044
Depreciation	78,289	77,906	175,027	331,222
Effect of foreign exchange translation	(923)	(1,436)	(6,242)	(8,601)
Balance at December 31, 2020	$121,184	$159,469	$297,012	$577,665

Carrying amounts:

Balance at December 31, 2019	$248,546	$293,590	$168,416	$710,552
Balance at December 31, 2020	$200,806	$215,769	$89,812	$506,387

NOTE 13 - LEASES

The Company leases buildings for its office space. The leases of office space run for a period ranging from 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term. The Company also leases equipment and vehicles with lease terms of 3 to 5 years. In some cases, the Company has options to purchase the assets at the end of the contract term.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Right-of-use assets:

	Office	Vehicles	Equipment	Total
Balance at January 1, 2019	$285,086	$–	$–	$285,086
Acquired right-of-use assets (note 6)	4,207,837	24,451	70,927	4,303,215
Additions during the period	–	37,982	145,635	183,617
Depreciation charge for the period	(433,617)	(8,405)	(39,955)	(481,977)
Impairment charge for the period	(78,764)	–	–	(78,764)
Effect of foreign exchange translation	(4,369)	–	–	(4,369)
Balance at December 31, 2019	$3,976,173	$54,028	$176,607	$4,206,808
Acquired right-of-use asset (note 7)	242,894	–	–	242,894
Acquired right-of-use asset (note 8)	266,396			266,396
Additions during the period	84,413	–	6,158	90,571
Depreciation charge for the period	(780,767)	(23,139)	(122,522)	(926,429)
Impact of lease modification for the period	(221,590)	–	–	(221,590)
Effect of foreign exchange translation	2,648	–	(582)	2,066
Balance at December 31, 2020	$3,570,167	$30,889	$59,661	$3,660,717

Lease liabilities:

	December 31, 2020	December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$1,131,528	$1,053,962
One to five years	3,109,225	3,244,150
More than five years	645,578	1,342,920
Total undiscounted lease liabilities	$4,886,331	$5,641,032

Lease liabilities	$3,945,076	$4,362,084
Current	$835,472	$720,457
Non-current	$3,109,604	$3,641,627

Amounts recognized in consolidated statements of loss and comprehensive loss:

	Year ended December 31,
	2020	2019
Leases under IFRS 16
Interest on lease liabilities recorded in finance costs (note 23)	$350,792	$168,571

Amount recognized in consolidated statements of cash flows:

	Year ended December 31,
	2020	2019
Total cash outflow for leases included in operating activities	$350,792	$168,571
Total cash outflow for leases included in financing activities	814,072	422,783

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

NOTE 14 - INTANGIBLE ASSETS AND GOODWILL

Intangible assets:	Patents and Trademarks	Customer Relationships	Technology	Total
Cost:
Balance at December 31, 2018	$192,032	$2,118,739	$1,590,958	$3,901,729
Additions	–	–	–	–
Acquisitions (notes 5 and 6)	–	14,168,830	10,212,390	24,381,220
Effect of foreign exchange translation	(9,374)	(46,579)	(47,366)	(103,319)
Balance at December 31, 2019	$182,658	$16,240,990	$11,755,982	$28,179,630
Additions (i)(ii)	–	–	2,333,666	2,333,666
Acquisitions (notes 7 and 8)	–	3,434,334	3,846,189	7,280,523
Effect of foreign exchange translation	(2,957)	(38,494)	(32,016)	(73,467)
Balance, December 31, 2020	$179,701	$19,636,830	$17,903,821	$37,720,352

	Patents and Trademarks	Customer Relationships	Technology	Total
Accumulated Amortization and impairments:
Balance at December 31, 2018	$51,238	$333,430	$349,188	$733,856
Amortization	36,564	1,668,090	1,618,368	3,323,022
Impairment	–	–	507,433	507,433
Effect of foreign exchange translation	(3,219)	(23,895)	(28,656)	(55,770)
Balance at December 31, 2019	$84,583	$1,977,625	$2,446,333	$4,508,541
Amortization	35,243	2,696,767	2,753,602	5,485,612
Effect of foreign exchange translation	(3,078)	(19,774)	(17,788)	(40,640)
Balance, December 31, 2020	$116,748	$4,654,618	$5,182,147	$9,953,513

Carrying amounts:

Balance at December 31, 2019	$98,075	$14,263,365	$9,309,649	$23,671,089
Balance, December 31, 2020	$62,953	$14,982,212	$12,721,674	$27,766,839

(i)	On February 7, 2020, the Company signed an agreement to acquire technologies from AirFusion, Inc. (“AirFusion”), an artificial intelligence visual inspection and monitoring technology provider based in Boston. The purchase consideration for the acquisition of AirFusion's intellectual property consisted of cash, common shares (note 19), and a contingent consideration if certain conditions are met during a specified period. As of December 31, 2020, these conditions were not met, and the contingent consideration was estimated to have a fair value of nil at the acquisition date. This transaction is not material to the Company. This transaction is accounted for as an asset acquisition as it met the concentration test under IFRS 3 Business Combination. The common shares consideration was accounted for under IFRS 2 Share Based Payment. Along with this transaction, the Company also purchased the option to acquire a company related to AirFusion which was accounted for under IFRS 9 Financial Instruments as a derivative asset in the consolidated statement of financial position. The acquisition was closed on May 15, 2020.
(ii)	In addition to the acquisition of AirFusion intellectual property, the Company capitalized certain research and development expenditures related to development of various technologies related to AssetCare™. These development expenditures met the criteria for capitalization under IAS 38 Intangible Assets.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Goodwill:	December 31, 2020	December 31, 2019
Opening Balance	$18,758,975	$–
Acquisition (notes 6, 7 and 8)	8,405,341	18,758,975
Effect of foreign exchange translation	(77,589)	–
Ending Balance	$27,086,727	$18,758,975

The Company performs a goodwill impairment test annually at December 31 and whenever there is an indication of impairment. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at December 31, 2020, the Company had two CGUs (2019 - three CGU) and the market capitalization of the Company was higher than the book value of its equity. Consequently, management did not identify an impairment for its CGUs (2019 - nil). For the purpose of goodwill impairment test, goodwill is allocated to one of its CGUs.

The recoverable amount of the CGU was determined based on a value in use calculation using the following key assumptions set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

•	5 year pre-tax cash flow projections expected to be generated based on financial budgets with a terminal growth rate of 2% (2019 - 2%).
•	Revenue growth is based on average growth achieved in previous year and most recent prospects for growth through execution of the Company’s strategic plan. The projected 5 year average revenue growth rate is 60% (2019 - 47%) over the forecast period.
•	Gross margins are based on average values achieved in the previous years. The projected gross margin ranges between 55% - 58% for the forecast period (2019 - 54% - 57%).
•	Budgeted EBITDA was estimated taking into account past experience, and revenue growth projections based on industry data and Company’s strategic plan. The budgeted EBITDA as a percentage of revenue ranges between -22% to 13% for the forecast period (2019 - between 8% to 15% ) and is 13% in the terminal year (2019 - 14%).
•	Discount rate represents the current market assessment of the risks specific the Company’s CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) at 9.5% (2019 - 10.4%)

The most sensitive inputs to the value in use model are the gross margin percentage and budgeted EBITDA. All else being equal with respect to the 2020 impairment evaluation:

•	A 2% decrease in the 5 year average revenue growth rate would result in a reduction to the recoverable amount of $34,840,000; and

•	A 2% decrease in the 5 year average EBITDA rate would have resulted in a reduction to the recoverable amount of $17,270,000.

Changing the above assumptions did not create any impairment charge in 2020.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

NOTE 15 - TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
Trade payables	$5,903,789	$4,513,404
Accrued salaries	2,882,928	1,438,723
Accrued liabilities	1,912,814	2,218,433
Interest payable	425,054	390,662
Other	953,443	276,145
	$12,078,028	$8,837,367

NOTE 16 - BUSINESS ACQUISITION PAYABLE

	December 31, 2020	December 31, 2019
Opening balance (i)	$1,043,314	$1,088,791
Contingent consideration recognized at acquisition of CSA (ii) (note 7)	879,066	–
Contingent consideration recognized at acquisition of kanepi (iii)(note 8)	568,638	–
Effect of foreign exchange differences	(51,489)	(45,477)
Business acquisition payable	$2,439,529	$1,043,314
Less: current portion of business acquisition payable	1,594,297	1,043,314
Long-term portion of business acquisition payable	$845,232	$–

(i)	The opening balance for the year ended December 31, 2019 relates to the acquisition consideration payable associated with the FDSI acquisition completed in 2017. Management has ascertained certain contractual obligations contained in the original purchase agreement with the sellers of FDSI may not have been fully met which may result in a reduction of the business acquisition payable in future periods.

(ii)	The amount represents the contingent consideration associated with the acquisition of CSA. This amount is payable over two years from the date of the acquisition, in cash, to the former shareholders of CSA.

(iii)	The amount represents the contingent consideration associated with the acquisition of kanepi. This amount is payable over two years from the date of the acquisition, in cash and shares, to the former shareholders of kanepi.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

NOTE 17 - LOANS AND BORROWINGS

	December 31, 2020	December 31, 2019
Debenture payable to Industry Canada (i)	$76,227	$63,968
Oracle financing (ii)	427,250	205,887
Nations Interbanc (formerly Prosperity Funding, Inc.) facility (iii)	1,137,360	780,118
Term loan (iv)	11,038,317	12,572,479
Promissory note (v)	–	500,000
Loan payable (vi)	318,428	–
Government loans (vii)	1,090,468	–
Other loans (viii)	224,980	–
Carrying value of debt at amortized cost	$14,313,030	$14,122,452
Less: unamortized debt issuance costs	(110,262)	(149,397)
Less: effect of favourable interest rate recognized as government grant in other income	(100,050)	–
Less: current portion of loans and borrowings	(4,149,092)	(3,004,717)
Long term portion of loans and borrowings	$9,953,626	$10,968,338

i)	The unsecured, interest-free debenture payable is due to Industry Canada and is repayable in annual installments of $28,500 on June 30 of each year until June 30, 2022, is unsecured and bears no interest. As this amount is to be settled in less than three years, the balance was initially recorded at the present value discounted at 21.0% which was determined to be the market rate of interest at its inception.
ii)	The balance as of December 31, 2019 relates to amounts due under a payment arrangement with Oracle Credit Corporation (“Oracle”). It is unsecured, bears interest at 5%, and was paid in full in the first quarter of 2020.

In August 2020, a subsidiary of the Company secured a financing arrangement with Oracle for purchases of software products. It is unsecured, bears interest at 6.7%, and is repayable commencing December 2020 in 11 quarterly payments of USD $36,460. The first quarterly payment was made in the fourth quarter of 2020.

iii)	On December 19, 2018, ACI and Prosperity Funding, Inc. (“Prosperity”), an unrelated party, entered into a factoring and security agreement with full recourse. Pursuant to the agreement, Prosperity advances funds to ACI for the right to collect cash flows from factored accounts receivable and charges fees for its services. Prosperity advances funds to ACI at 85% of accounts receivable factored. The outstanding balance bears an interest that equals a prime rate, as published by the Wall Street Journal, plus 3.99% (with prime rate floor being 5.25%). On August 17, 2020, the factoring and security agreement was assigned to Nations Interbanc (“Nations”). Nations advances funds to ACI at 85% of account receivable factored and charges a factoring fee of 1.8% of the gross face invoice amount for the first 30 days and a daily proration of 0.06% per day thereafter. After 120 days from the date of Nations’ first funding to the Company, the factoring fee was decreased to 1.5% of the gross face invoice amount for the first 30 days and a daily proration of 0.06% per day thereafter.
iv)	On August 7, 2019, a subsidiary of the Company, MTS, entered into a term loan facility with Integrated Private Debt Fund VI LP in the amount of $13,000,000 (the “Loan”). Proceeds of the Loan of $12,833,500, net of transaction costs of $166,500, were used to fund the repayment of certain outstanding notes of the Company related to its acquisition of MTS (note 6) and for working capital purposes. The Loan bears an interest of 6.85% per annum and requires blended monthly payments of principal and interests based on a seven-year amortization schedule. The Loan matures on August 7, 2026. The Loan is secured against the assets of MTS and the Company. MTS is also required to maintain the following financial covenants tested on a rolling four quarters consolidated basis:
a.	A ratio of total funded debt to EBITDA equal or less than 3.5:1;
b.	A ratio of debt service coverage equal to or greater than 1.3:1.

MTS was approved by Integrated Private Debt Fund VI LP to test its first quarterly financial covenant as of October 31, 2019 based on its rolling four quarter results from November 1, 2018 to October 31, 2019, and thereafter to test its covenant compliance based on calendar quarters starting from the quarter ended December 31, 2019. Integrated Private Debt Fund VI LP has waived the covenants for the quarters ended December 31, 2020.

v)	On December 27, 2019, the Company issued a promissory note to a shareholder of a Company for $500,000 and a lump sum interest of $10,000. The promissory note was repaid on January 16, 2020.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

vi)	On January 24, 2020, the Company completed the acquisition of CSA, Inc. (note 7) which resulted in an assumption of a loan to a former shareholder of CSA, Inc. The loan bears interest at 6% and has no specified repayment term. Interest is accrued in the accounts payable and accrued liabilities and repayable when the principal is repaid.

vii)	During the year ended December 31, 2020, the Company received low interest loans totaling $1,160,139 from the US and Canadian governments to help alleviate the impact of the COVID-19 outbreak to its business. These loans bear interest between 0% and 5%, and mature between 2 and 5 years. A portion of or the entirety of these loans may be forgiven if certain conditions are met. During the year ended December 31, 2020, $24,457 of these loans was forgiven. The benefits received by the Company from these loans, where interest rates are lower than market rates, were accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance and recorded as other income in the consolidated statements of loss and comprehensive loss. Market interest rate of 8% was determined by looking at comparable loans with similar terms, adjusted for credit risk rating of the Company.

viii)	During the year ended December 31, 2020, the Company entered into loan agreements with HP Financial Services in an amount totaling $223,634. The proceeds of the loans were used for working capital purposes. The loans bear interest between 2.91% and 4.51% per annum and require monthly principal and interest payments over 18 to 36 months. The loans mature between April 20, 2022 and October 31, 2023.

NOTE 18 - CONVERTIBLE DEBENTURES

a)	2019 Convertible debentures

	December 31, 2020	December 31, 2019
Opening Balance	$17,753,016	$–
Proceeds from issuance of convertible debentures	–	23,507,500
Transaction costs	–	(703,451)
Total	$17,753,016	$22,804,049
Equity component, net of transaction cost of $192,657	–	(6,153,867)
Conversion of debentures into units (note 19)	(50,000)	–
Interest paid	(2,345,750)	(1,027,413)
Accreted interest at effective interest rate of 24%	4,410,206	2,130,247
Carrying amount of liability component	$19,767,472	$17,753,016
Less: accrued interest recorded in trade payables and accrued
liabilities	(232,484)	(217,070)
Long term portion of convertible debentures	$19,534,988	$17,535,946

On July 11, 2019, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “Debentures”) at a price of $100 per Debenture (the “Offering”) for total aggregate gross proceeds of $23,507,500 and net cash proceeds of $22,865,049. The private placement was completed in three separate tranches including the first tranche of the Debentures for gross proceeds of $16,659,000 closed at June 24, 2019, the second tranche for gross proceeds of $1,740,000 closed at June 28, 2019, and the final tranche for gross proceeds of $5,108,500 closed at July 11, 2019.

The Debentures bear interest from each applicable issuance date at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February, and May of each year. The first interest payment was due on August 31, 2019 and consisted of interest accrued from and including the closing of each tranche of the Offering (each, a “Closing Date”) to August 31, 2019. The Debentures mature on May 31, 2022 (the “Maturity Date”), and the principal amount is repayable in cash upon maturity if the Debentures have not been converted.

The principal amount of the Debentures is convertible into units of the Company (the “Units”) at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date, at a conversion price of $5.00 per Unit (the “Conversion Price”). Holders converting their Debentures will receive accrued and unpaid interest thereon in cash for the period from and including the date of the last interest payment date to, but excluding, the date of conversion. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant is exercisable to acquire one Common Share at an exercise price of $7.50 per Common Share until the date that is the earlier of 60 months following the initial Closing Date and the date specified in any acceleration notice. In the event of a change of

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

control, the holders of the Debentures have the right to require the Company to either purchase the Debentures at 100% of the principal amount plus unpaid interest to the Maturity Date, or if the change of control results in a new issuer, convert the Debentures into a replacement debenture of the new issuer in the aggregate principal amount of 101% of the aggregate principal amount of the Debenture.

The Company incurred cash transaction costs of $642,451 and non-cash transaction costs of 59,871 broker warrants valued at $61,000 (note 19(b)). The transaction costs were allocated between the debt host liability component and the equity component on a prorated basis.

Each Debenture contains a non-derivative debt host liability, an embedded derivative relating to the holders’ put option in the event of change of control and a holders’ conversion option:

•	The debt host liability component is classified as a financial liability and on initial recognition was recorded at fair value of $16,650,182, net of transaction costs of $510,794. The fair value of the debt host liability component is calculated using a market interest rate of 25% for an equivalent, non-convertible loan at the date of issue. Judgement was required in determining interest rate that the Company would have had to pay had the Debentures been issued without a conversion feature. Subsequent to initial recognition, the debt host liability is measured at amortized cost and accreted to its face value over the term of the Debentures using an effective interest rate of 24%.
•	The embedded derivative relating to the contingent holders’ put option in the event of change of control was recorded separately from the host liability as its characteristics and risks are not closely related to those of the host contract. The embedded derivative component is initially measured at fair value and subsequent changes in fair value are recorded through profit and loss. The fair value of the embedded derivative at inception of the debentures and at the period end was nominal as the likelihood of a change of control was determined by management to be remote.
•	The holders’ conversion option is classified as an equity instrument and on initial recognition recorded at the residual value of $6,346,524. The amount of $3,673,214 after netting of transaction costs of $192,657 and deferred tax effect of $2,480,653 is recorded in contributed surplus at December 31, 2019.

b)	2020 Convertible debentures

In December 2020, the Company commenced efforts to raise an aggregate of US$10,000,000 through a private placement offering of convertible unsecured subordinated debentures (the “2020 Debentures”) at a price of US$100 per debenture. The 2020 Debentures will bear interest at 8% per annum, payable, at the option of the Company, in cash or in such number of freely tradable common shares of the Company equal to the accrued coupon divided by the lower of:

i)       the volume weighted average trading price of the Common Shares on the TSX-V (or such other stock exchange on which the Common Shares may trade) for the seven trading days preceding the coupon determination date; and

ii)       the closing price of the Common Shares on the TSX-V on the trading day prior to the coupon determination date.

The 2020 Debentures will mature on the date that is 36 months following the closing date (the "Maturity Date"). The coupon will accrue as of date of debenture issuance, including the closing of each tranche of the offering and will be payable in equal quarterly payments in arrears on the last day of March, June, September and December in each year, with the first payment of interest to fall due on March 31, 2021 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures) to fall due on the Maturity Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded quarterly.

The principal amount of the 2020 Debentures will be convertible into Common Shares (each, a "Debenture Share") at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The conversion price per Debenture Share is 110% of the lower of i) the volume weighted average trading price of the Common Shares on the TSX Venture Exchange for the five trading days preceding the Closing Date and ii) the closing price of the Common Shares on the TSX Venture Exchange on the day prior to the Closing Date, subject to adjustment in certain events (the "Conversion Price"). The principal amount of Debentures outstanding will be repayable in Common Shares or cash at the election of the Company on the Maturity Date. If repaid in Common Shares of the Company, the conversion price will be equal to 110% of the volume weighted

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

average trading price of the Common Shares of the Company on the TSX-V (or such other stock exchange on which the Common Shares may trade), for the five trading days preceding the tranche closing date.

The private placement was to be closed in multiple tranches and the total proceeds received as at December 31, 2020 was $5,285,997 (USD $4,146,825). The proceeds was recorded as other liability in the statement of financial position since the issuance of the debenture certificates commenced in the first quarter of 2021. Further, as at December 31, 2020, the Company incurred total cash transaction costs of $276,741 which were netted against the total proceeds received.

NOTE 19 - SHARE CAPITAL

a)	Common shares

Authorized: Unlimited number of voting common shares:

Issued and outstanding:	Number of Shares	Amount ($)
Balance, December 31, 2018	9,090,148	$19,815,174
RSUs exercised (note 20(b))	35,716	142,277
Stock options exercised (note 20(a))	152,500	658,074
Warrants exercised (b)	399,528	1,865,773
Consideration for the MTS Acquisition (note 6)	3,600,000	13,320,000
Shares issued for transaction services relating to MTS Acquisition (note 6)	2,400,000	8,880,000
Shares issued on repayment of loan from Flow Capital (note 5(a))	150,000	606,495
Shares issued for settlement of debt (i)	20,896	84,252
Common share issuance costs	–	(3,300)
Balance, December 31, 2019	15,848,788	$45,368,745
RSUs exercised (note 20(b))	107,630	384,613
Stock options exercised (note 20(a))	22,916	166,400
Share purchase warrants exercised (b)	353,929	1,923,118
Shares issued for business combination - CSA (note 7)	380,210	2,304,073
Shares issued for business combination - kanepi (note 8)	2,602,897	5,882,547
Shares issued for asset acquisition - AirFusion (note 14)	200,000	820,000
Shares issued on conversion of debentures (note 18)	10,000	50,000
Conversion of special warrants (b)	3,666,162	12,217,171
Non-brokered public offering - $4M (ii)	1,095,890	3,616,438
Brokered Public Offering - $11.5M (iii)	3,150,686	11,184,935
Shares issued for transaction services relating to kanepi acquisition (note 8)	66,193	149,596
Share issuance costs (iii)	–	(947,025)
Balance, December 31, 2020	27,505,301	$83,120,611

(i)	During February and September 2019, the Company issued 5,896 and 15,000 common shares respectively for settlement of outstanding debt to vendors for services provided. The Company valued these common shares based on the trading price of the Company’s shares on the date of issuance.
(ii)	On May 26, 2020, the Company signed a subscription agreement for a $4,000,000 unit offering with a prominent investor based in Europe at a price of USD $2.88 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of USD $3.92 per common shares for a term of five years following the closing of the offering. On July 9, 2020, the subscription agreement was amended resulting in a decrease of the unit price to USD $2.70 (CAD $3.65) and fixing the exercise price of the Warrant to CAD

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

$4.75. This unit offering closed on July 16, 2020 when all 1,095,890 of the respective units were issued to the investor. Out of the $4,000,000 proceeds, $383,562 is allocated to the warrants issued which is recorded in the contributed surplus.

(iii)	On July 6, 2020, the Company closed its public offering of 3,150,686 units of the Company (the “Units”), which includes the exercise of the over-allotment option, at a price of $3.65 per Unit, for an aggregate gross proceeds to the Company of $11,500,004. Each Unit is comprised of one common share and one-half of one common share purchase warrant. Each warrant will be exercisable to acquire one common share for a period of two years at an exercise price of $4.75 per common share. The Units were offered pursuant to an underwriter’s agreement for which the underwriters of the offering received a cash commission of $805,000 or 7% of the gross proceeds under the offering. In addition, the Company also incurred $168,704 of share issuance costs for legal and transfer agent fees in connection with the issuance of the Units. Out of the $11,500,004 proceeds, $315,069 is allocated to the warrants issued which is recorded in the contributed surplus.

Common shares in escrow

Upon completion of the RTO disclosed in note 1, the Company had a total of 2,475,722 common shares that were subject to escrow conditions with an additional 100,000 common shares subject to escrow conditions in connection with the NGRAIN acquisition. These common shares were subject to escrow conditions whereby 10% of the shares were released on the date of the final Exchange Bulletin. An additional 15% of these escrow common shares will be released on each six month anniversary date thereafter unless otherwise permitted by the TSX Venture Exchange.

During the prior period ended December 31, 2019, 6,000,000 additional common shares were subject to escrow conditions as part of the Autopro acquisition (Note 6). The Autopro shares became free trading based on the following escrow restrictions using the effective date of the amalgamation between 2199027 Alberta Ltd and Fulcrum:

(i)	34% becomes free trading - 6 months from effective date
(ii)	33% becomes free trading - 12 months from effective date
(iii)	33% becomes free trading - 18 months from effective date

During the year ended December 31, 2020, a total of 2,834,107 additional common shares were subject to escrow conditions as part of the CSA (note 7) and kanepi business acquisitions (note 8). In addition, 100,000 common shares were subject to escrow in relation to the asset acquisition transaction with AirFusion (note 14(i)). The shares become free trading based on the following escrow restrictions

•	CSA - 25% become free trading on each six month anniversary of the closing date (January 24, 2020)
•	kanepi - 25% become free trading on the 12th, 18th, 24th, and 30th month from closing date (October 8, 2020)
•	AirFusion - 100% become free trading twelve months from closing date (February 7, 2020)

As at December 31, 2020, the Company has 5,022,852 (2019 - 7,145,477) common shares subject to escrow conditions.

b)	Warrants

The Company’s warrants outstanding as at December 31, 2020 and 2019 and the changes for the year ended December 31, 2020 are as follows:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, December 31,2018	3,313,133	$4.50
Issued	59,871	4.82
Exercised	(399,528)	4.32
Expired	(629,698)	4.50
Balance, December 31, 2019	2,343,778	$4.60
Issued (i) (ii) (note 19(a)(ii), (a)(iii) and (b)(iii))	7,299,244	4.57
Exercised (i)	(3,686,805)	4.02
Expired	(161,640)	4.44
Balance, December 31, 2020	5,794,577	$4.94

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

(i)	During the year ended December 31, 2020, the Company issued 3,332,875 (year ended December 31, 2019 - 59,871) warrants at a price of $4.00 per special warrant, in connection with the closing of a special warrant financing arrangement (the “Offering”) whereby the Company received aggregate gross proceeds of $13,331,500. Each Special Warrant is automatically exercisable into units of the Company (each, a “Unit”), for no additional consideration. Each Special Warrant was exercised voluntarily by the holder at any time on or after the Closing Date, but before the Automatic Exercise Date. Upon voluntary exercise or automatic exercise, each Special Warrant entitled the holder to 1.1 Units, consisting of 1.1 common share of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitled the holder (“Warrant holder”) to acquire one Common Share at an exercise price of $5.40 per Common Share (the “Exercise Price”) for a term of five years until January 14, 2025.

On May 4, 2020, all the special warrants were converted into Units of the Company resulting in a further issuance of 1,833,081 share purchase warrants.

The Special Warrants were offered pursuant to an agency agreement for which the Agents of the transaction received a cash commission of $1,084,329 or 8% of the gross proceeds under the Offering. In addition, the Company also incurred $30,000 of warrant issuance costs for legal and transfer agent fees in connection with the issuance of the special warrants. These costs are recognized in the contributed surplus in the statement of financial position.

(ii)	On January 31, 2020, an aggregate principal amount of $50,000, in outstanding convertible debentures (note 18), was converted into Units of the Company resulting in the issuance of 10,000 share purchase warrants.

Warrants outstanding as at December 31, 2020 were as follows:

Expiry Date	Exercise Price ($)	Outstanding Warrants
February 13, 2021	$4.50	3,182
February 15, 2021	4.50	223,425
March 19, 2021	4.50	148,969
June 1, 2021	4.50	751,564
October 18, 2021	5.00	642,317
June 20, 2022	5.00	58,751
January 14, 2025	5.40	1,833,081
June 24, 2024	7.50	10,000
July 6, 2022	4.75	1,575,343
July 16, 2025	4.75	547,945
	$4.94	5,794,577

Weighted average remaining contractual life of outstanding warrants is 2.29 years (2019 - 1.37 years).

NOTE 20 - SHARE-BASED COMPENSATION

On December 17, 2016, the Company established an equity incentive plan (the “Plan”) which provides for the granting of incentive stock options, non-statutory stock options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards (collectively “Share Awards”) to selected directors, employees and consultants for a period of 10 years from the establishment of the Plan. The Plan is intended to help the Company secure and retain the services and provide incentives for increased efforts for the success of the Company. The Board of Directors grants Share Awards from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of Share Awards already outstanding and overall market conditions.

The number of common shares reserved for issuance under the Plan will not exceed 10% of the Company’s issued and outstanding common shares at the time of any grant (the “Share Reserve”). Repurchase or return of previously issued shares to the Plan increase the number of shares available for issue.

The Company’s recorded share-based compensation for the year ended December 31, 2020 and 2019 comprised the following:

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

	Year ended December 31,
	2020	2019
Stock options (a)	$677,452	$820,613
Restricted share units (b)	776,783	647,748
	$1,454,235	$1,468,361

a)	Stock Options

Under the Company’s Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is determined at the discretion of the Board but shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), or such other price as permitted pursuant to a waiver obtained from the Exchange, of Common Shares on the effective date of grant of the option. The vesting provisions for issued options are determined at the discretion of the Board.

Each vesting tranche of an award is considered a separate award with its own vesting period. The stock options granted have various vesting terms ranging from immediate vesting to 3 years. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
Balance, December 31,2018	285,000	$3.90	4.18
Granted	969,833	3.74	6.36
Exercised	(152,500)	3.54	4.98
Cancelled	–	–	–
Forfeited	(53,350)	3.45	6.37
Balance, December 31, 2019	1,048,983	$3.83	5.97
Granted	461,500	3.33	9.69
Exercised	(22,916)	3.50	3.99
Forfeited	(98,333)	3.84	8.11
Expired	(19,300)	3.56	2.54
Cancelled	(100,000)	3.50	2.45
Balance, December 31, 2020	1,269,934	$3.67	6.81

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The Company fair valued the options using the Black-Scholes option pricing model with the following inputs:

	2020	2019
Grant date share price	$2.54 - $4.35	$2.90 - $4.15
Exercise price	$2.29 - $4.25	$2.90 - $4.30
Risk free rate	0.27% - 0.65%	1.27% - 1.91%
Expected life, years	3 - 6.5	0.16 - 6.5
Expected volatility	64% - 67%	55% - 79%
Expected dividends	- %	- %
Forfeiture rate	- %	- %

Total fair value of stock options granted during the year ended December 31, 2020 was $698,649 (year ended December 31, 2019 - $1,597,043). As at December 31, 2020, unrecognized share-based compensation expense related to non-vested stock options granted is $710,934 (December 31, 2019 - $1,061,013).

Stock options outstanding and exercisable at December 31, 2020 are as follows:

Expiry Date	Exercise Price ($)	Number of Options
June 25, 2022	$ 3.50	58,333
April 12, 2023	3.50	45,833
December 13, 2023	6.01	40,000
January 2, 2024	2.90	3,333
January 22, 2024	3.45	1,667
February 19, 2024	3.35	6,667
February 19, 2024	3.50	87,916
February 25, 2024	3.40	35,033
April 2, 2024	4.10	67,500
September 3, 2024	3.95	5,000
October 25, 2024	4.00	5,000
May 24, 2029	3.90	8,333
June 25, 2029	3.50	5,000
July 8, 2029	3.80	6,667
July 19, 2029	3.75	51,617
August 21, 2029	3.65	8,333
August 21, 2029	3.70	2,500
September 27, 2029	4.15	3,333
October 24, 2029	4.30	37,500
September 15, 2030	3.65	4,167
	$ 3.90	483,732

b)	Restricted Share Units (“RSUs”)

RSUs have various terms ranging from immediate vesting up to three years. Vesting may be accelerated, or a different vesting schedule may be implemented, at the discretion of the compensation committee. Vested RSUs are satisfied by the Company through issuance of common shares to the holder equal to the number of vested RSUs. The issuance of shares to satisfy vested RSUs is initiated by the holder of the RSUs. RSUs earn additional RSUs for the dividends that would otherwise have been paid on the RSUs as if they had been issued as of the date of the grant. The number of additional RSUs is calculated using the average market price of the Company’s shares in the five days immediately preceding each distribution.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The Company’s obligation to issue shares on the vesting of RSUs is an unfunded and unsecured obligation of the Company.

A continuity of RSUs is as follows:

Number of Units
Balance, December 31, 2018	305,333
Granted	214,919
Exercised	(35,716)
Forfeited	(29,167)
Balance, December 31, 2019	455,369
Granted (i)	371,391
Exercised	(107,630)
Forfeited	(10,000)
Withheld (ii)	(42,469)
Balance, December 31, 2020	666,661

The total number of vested and exercisable RSUs for the period ending December 31, 2020 is 100,548 (year ended December 31, 2019 - 96,108)

i.	During the year ended December 31, 2020 the Company awarded 55,000 (year ended December 31, 2019 - 194,919) RSUs to directors and employees of the Company with a total fair value of $218,350 (year ended December 31, 2019 - $758,976) and 286,094 (year ended December 31, 2019 - 20,000) RSUs to consultants of the Company with a total fair value of $707,690 (year ended December 31, 2019 - $71,000). In addition, 30,297 RSUs with a total fair value of $143,002, were issued to settle debt owed to an employee of the Company. The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant. As at December 31, 2020, unrecognized share- based compensation expense related to non-vested RSUs granted is $807,830 (year ended December 31, 2019 - $702,373).

ii.	During the year ended December 31, 2020, a portion of the RSUs granted to key management personnel of the Company vested and were exercised. RSU holders elected for the RSUs exercised to be settled net of any tax withholding obligations and the Company has treated these RSUs in their entirety as equity-settled in accordance with IFRS 2. The fair value of the RSUs granted was $3.40 based on the TSX closing price for the Company’s shares at date of grant. A total of 42,469 RSUs were withheld to settle and pay the tax obligations for the RSU holders with the balance of 77,331 RSUs settled by issuance of common shares to the holders.

NOTE 21 - FINANCIAL INSTRUMENTS

Fair values

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorized into different levels of fair value hierarchy based on the inputs in the valuation techniques as follows:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, other liabilities, business acquisition payable, and due to related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings, and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations or their interest rate approximates market rate. There has been no significant change in credit and market interest rates since the date of their issuance. Derivative asset is carried at fair value and revalued at each reporting date.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the classification of the Company’s financial instruments under IFRS 9:

Financial assets
Cash and cash equivalents	Amortized cost
Trade and other receivables	Amortized cost
Long-term receivables	Amortized cost
Derivative asset	FVTPL
Financial liabilities
Bank indebtedness	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Other liabilities	Amortized cost
Loans and borrowings	Amortized cost
Convertible debentures	Amortized cost
Due to related party	Amortized cost
Warrant liabilities	FVTPL
Business acquisition payable	Amortized cost

Capital and Risk Management

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company is exposed to a variety of financial risks by virtue of its activities: market risk credit risk, interest rate risk, liquidity risk and foreign currency risk. The Board of Directors has overall responsibility for the determination of the Company’s capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company’s overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the creditworthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market, and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are established based on forward-looking information and revised when there are changes in circumstances that would create doubt over the receipt of funds. Such reviews are conducted on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. Accounts receivable are completely written off once management determines the probability of collection to be remote.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue, and long-term receivables have been grouped based on similar credit risk profiles and days past due. Unbilled revenue has a lower risk profile as the trade receivables for the same type of contracts, and therefore expected credit losses are estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over a period of time and the corresponding historical credit losses experienced over this same period. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at December 31, 2020, the loss allowance was $606,030 (December 31, 2019 - $382,901). The entirety of the loss allowance relates to provisions for bad debt on trade and other receivables and long-term receivables.

The movement in the impairment provision in respect of trade and other receivables during the year is as follows:

	2020	2019
January 1:	$382,901	$45,424
Increase in loss allowance arising from new financial assets recognized in the year	443,961	337,477
Decrease in loss allowance from derecognition of financial assets in the year	(220,832)	–
December 31:	$606,030	$382,901

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing, or key management to provide sufficient liquidity to meet budgeted operating requirements. The following table sets forth details of the payment profile of financial liabilities based on their undiscounted cash flows:

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

As at December 31, 2020		Undiscounted Contractual Cash Flows
	Carrying Amount	< 1 year	1 - 2 years	> 2 years	Total
Bank indebtedness	$976,779	$976,779	$–	$–	$976,779
Trade payables and accrued
liabilities	12,078,028	12,078,028	–	–	12,078,028
Other liabilities	5,285,997	5,285,997	–	–	5,285,997
Business acquisition payable	2,439,529	1,594,297	845,232	–	2,439,529
Loans and borrowings	14,102,718	4,966,192	2,850,020	8,796,757	16,612,969
Convertible debentures	19,534,988	2,350,750	24,629,655	–	26,980,405
Due to related party	846,228	846,228	–	–	846,228
Warrant liabilities	710,924	710,924	–	–	710,924
Lease liabilities	3,945,076	1,131,528	939,108	2,815,695	4,886,331
	$59,920,267	$29,940,723	$29,264,015	$11,612,452	$70,817,190

As at December 31, 2019		Undiscounted Contractual Cash Flows
	Carrying Amount	<1 year	1 - 2 years	>2 years	Total
Bank indebtedness	$1,471,805	$1,471,805	$–	$–	$1,471,805
Trade payables and accrued
liabilities	8,837,367	8,837,367	–	–	8,837,367
Business acquisition payable	1,043,314	1,043,314	–	–	1,043,314
Loans and borrowings	13,973,055	3,867,541	2,371,536	10,962,666	17,201,743
Convertible debentures	17,535,946	2,357,190	2,350,750	24,679,655	29,387,595
Due to related party	799,038	799,038	–	–	799,038
Warrant liabilities	725,086	725,086	–	–	725,086
Lease liabilities	4,362,084	1,053,983	958,094	3,628,975	5,641,032
	$48,747,695	$20,155,324	$5,680,380	$39,271,296	$65,106,980

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company continues to review its needs to seek financing opportunities in accordance to its capital risk management strategy. The Company had cash of $1,110,889 as at December 31, 2020 (December 31, 2019 - $529,190).

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, exposing the Company to fluctuating balances and cash flows due to various in foreign exchange rates. The CAD equivalent carrying amounts of the Company’s USD denominated monetary assets and monetary liabilities is as follows:

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

As at December 31,

	2020	2019
Cash and cash equivalents	$729,864	$178,360
Trade and other receivables	2,148,968	1,298,674
Long-term receivables	5,412,173	3,097,749
Monetary assets	$8,291,005	$4,574,783
Trade payables and accrued liabilities	4,855,135	4,819,358
Other liabilities	5,285,997	–
Loans and borrowings	2,833,456	986,005
Due to related party	842,118	799,038
Warrant Liabilities	710,924	725,086
Business acquisition payables	1,870,891	1,043,314
Monetary Liabilities	$16,398,521	$8,372,801
Net monetary liabilities	$8,107,516	$3,798,018

Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between CAD and USD would impact the net loss for the period by approximately $405,376 (2019 - $189,900).

NOTE 22 - RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the year ended December 31, 2020 and 2019, the compensation awarded to key management personnel is as follows:

	Year ended December 31,
	2020	2019
Salaries, fees, and short-term benefits	$1,683,015	$1,460,296
Share-based compensation	628,019	388,398
	$2,311,034	$1,848,694

Due to related party

At December 31, 2020, the Company had $813,023 (December 31, 2019 - $799,038) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. At December 31, 2020, the Company had $33,205 (December 31, 2019 - nil) due to an officer of the company for working capital purposes. The amount is unsecured, non-interest bearing and due on demand.

At December 31, 2020, the Company had $116,091 (December 31, 2019 - nil) due to key management personnel for salaries, fees, and short-term benefits. This balance is included in trade payables and accrued liabilities.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Further, as at December 31, 2020, the Company assumed $318,428 (December 31, 2019 - nil) of loan due to the former shareholder of CSA. This balance is included in loans and borrowing (note 17(vi)).On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the year ended December 31, 2020, the Company recognized $130,000 (year ended December 31, 2019 - $267,305) in capitalized research and development expenses relating to the MSDA. There were no outstanding payable balances in connection with the MSDA as at December 31, 2020.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $2,532,550 during the year ended December 31, 2020, (year ended December 31, 2019 - $1,630,119). At December 31, 2020, the Company had $1,138,630 (December 31, 2019 - $1,533,117) due to the entity included in trade payables and accrued liabilities.

NOTE 23 - FINANCE COSTS

	Year ended December 31,
	2020	2019
Interest on loans and borrowings	$1,272,512	$918,682
Interest on convertible debentures (note 18)	4,410,206	2,130,247
Interest on lease liabilities (note 13)	350,792	168,571
	$6,033,510	$3,217,500

NOTE 24 - INCOME TAXES

Income tax recovery consist of the following components:

	2020	2019
Current income tax expense (recovery)
Current year	$(295,709)	$181,895
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(10,744,803)	(6,261,674)
Movement in unrecognized deferred income tax assets	10,076,594	3,569,361
Income tax recovery	$(963,918)	$(2,510,418)

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The total income tax recovery recorded in the consolidated financial statements differs from the amount computed by applying the combined federal and provincial tax rates of 27% (2019 - 27%) to income (loss) before tax as follows:

	2020	2019
Loss before taxes	$(35,824,882)	$(30,405,252)
Statutory income tax rate	27%	27%
Expected recovery at statutory rate	(9,672,718)	(8,209,418)
Increase (decrease) in taxes resulting from:
Non-deductible transaction costs	424,828	2,664,789
Other non-deductible items	432,684	431,176
Foreign tax rate and other foreign tax differences	(2,293,503)	(1,015,536)
Share issue costs and other	126,247	49,210
Change in enacted rates	(58,050)	–
Change in deferred income tax assets not	10,076,594	3,569,361
recognized
Income tax recovery	$(963,918)	$(2,510,418)

The significant components of the Company’s deferred income tax asset (liabilities) comprise the following:

	As of December 31, 2019	Acquired in business combinations	Recovery/ (expense) through earnings	Recovery/ (expense) through equity	Recovery/ (expense) through other comprehensive income	As of December 31, 2020
Property and equipment	$–	$(376)	$263,436	$–	$(1,399)	$261,661
Intangible assets	(5,321,008)	(1,136,429)	1,280,692	–	164,390	(5,012,355)
Loans and accrued liabilities	(1,696,435)	–	(41,233)	24,000	(1,182)	(1,714,850)
Share issuance costs	–	–	27,453	–	–	27,453
Foreign exchange	(39,532)	–	39,532	–	–	–
Non-capital losses/net operating losses	3,202,361	–	(901,672)	–	(31,503)	2,269,186
Total	$(3,854,614)	$(1,136,805)	$668,208	$24,000	$130,306	$(4,168,905)

	As of December 31, 2018	Acquired in business combinations	Recovery/ (expense) through earnings	Recovery/ (expense) through equity	Recovery/ (expense) through other comprehensive income	As of December 31, 2019
Property and equipment	$0	$112,609	$(111,341)	$0	$(1,268)	$0
Intangible assets	(93,426)	(6,397,413)	1,116,075	0	53,756	(5,321,008)
Loans and accrued liabilities	–	(261,627)	1,043,123	(2,482,445)	4,514	(1,696,435)
Foreign exchange	(62,937)	–	22,434	–	971	(39,532)
Non-capital losses/net operating losses	156,363	2,469,370	622,022	–	(45,394)	3,202,361
Total	$–	$(4,077,061)	$2,692,313	$(2,482,445)	$12,579	$(3,854,614)

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Deferred income tax assets are recorded to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Deferred income tax assets have not been recognized with respect to the following deductible temporary differences:

	2020	2019
Property and equipment	$753,467	$1,215,102
Share issuance costs	1,282,965	2,298,879
Net operating losses - United States	55,395,751	30,043,002
Non-capital losses - Canada	45,619,846	14,271,122
Tax losses - Foreign	865,599	–
Investment tax credits and research and development expenditures	6,603,287	6,018,504
Other	1,922,194	432,360
Total unrecognized deductible temporary differences	$112,443,109	$54,278,969

The Company has net operating losses of approximately USD$44.1 million and non-capital losses of approximately

$49.6 million (2019: USD$28.7 million and $33.5 million) which are available to reduce future year's taxable income in the United States and Canada, respectively. The net operating losses will commence to expire in 2028 while the non- capital losses will commence to expire in 2026 if not utilized.

The Company has foreign tax losses in various jurisdictions of approximately $1.2 million (2019 - nil) which are available to reduce future year’s taxable income in their respective countries. The losses vary in expiry from 5 years to indefinite life.

The investment tax credit balance is $0.5 million (2019 - $0.4 million) which is available to reduce future year’s taxes payable in Canada. The investment tax credits begin to expire in 2021 if not utilized.

Management estimates future income using forecasts based on the best available current information.

No deferred tax liability has been recognized at December 31, 2020 on temporary differences associated with earnings retained in the Company's investments in foreign subsidiaries in which it has an equity percentage. The Company is able to control the timing of the reversal of these differences and currently has no plans in the foreseeable future to repatriate any funds in excess of its foreign investment.

NOTE 25 - COMMITMENTS AND CONTINGENCIES

Below is a summary of the Company’s commitments as of December 31, 2020.

Payment due by period

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Lease obligations(1)	$1,955,590	$3,394,804	$2,750,068	$1,303,305	$9,403,767
Convertible Debentures - Principal	–	23,457,500	–	–	23,457,500
Convertible Debentures - Interest	2,350,750	1,172,155	–	–	3,522,905
Loans and borrowings - Principal	4,222,410	4,242,950	4,207,417	1,561,450	14,234,228
Loans and borrowings - Interest	743,782	1,071,628	522,659	40,672	2,378,741
Total	$9,272,532	$33,339,038	$7,480,145	$2,905,427	$52,997,141

(1) Lease obligations include estimated operating costs that are to be incurred pursuant to the terms of contracts.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future.

NOTE 26 - SUPPLEMENTAL CASH FLOW INFORMATION

The following are non-cash investing and financing activities that occurred during the year ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
Addition to right-of-use assets upon adoption of IFRS16	$–	$285,086
Addition to lease liabilities upon adoption of IFRS16	–	402,383
Settlement of liabilities through issuance of common shares or RSUs	143,002	84,252
Shares issued in business combination (notes 6, 7 and 8)	8,186,620	13,320,000
Shares issued on conversion of debentures (note 19)	50,000	–
Non-cash accretion of interest included in finance cost	2,145,706	909,158
Transaction costs settled through shares in business combination (note 6 and 8)	149,596	8,880,000
Shares issued on asset acquisition - AirFusion (note 14(i))	820,000	–
Shares issued to extinguish the loan from Flow Capital (note 5)	–	606,495
Addition to right-of-use assets during the year subsequent to transition to IFRS 16	599,861	183,617
Lease liabilities assumed during the year subsequent to transition to IFRS 16	599,861	183,617

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

NOTE 27 - NON-CONTROLLING INTEREST

The following table summarizes the information relating to the Company's non-controlling interests in Agnity before any intercompany eliminations.

	December 31, 2020	December 31, 2019
NCI percentage	100%	100%
Current assets	$7,778,252	$3,754,754
Non-current assets	11,362,870	10,452,035
Current liabilities	(5,318,366)	(6,555,280)
Non-current liabilities	(820,848)	(661,954)
Net assets	$13,001,908	$6,989,554
Net assets attributable to NCI	$13,001,908	$6,989,554
Revenue	11,215,876	6,010,753
Profit	2,009,304	1,944,508
OCI	(97,340)	199,588
Total comprehensive income	1,911,964	2,144,096
Income allocated to NCI	2,009,304	1,944,508
OCI allocated to NCI	$(97,340)	$199,588
Cash flows from operating activities	(405,548)	483,245
Cash flows from investment activities	–	(3,731)
Cash flows from financing activities (dividends to NCI: nil)	655,347	(417,068)
Foreign exchange effect on cash held in US dollars	155,274	5,976
Net increase in cash and cash equivalents	$405,073	$68,422

NOTE 28 - BANK INDEBTEDNESS

In August 2019, MTS amended its credit facilities (collectively referred to as the “Credit Facility”). Under the Credit Facility, MTS has access to the following funds:

i.	Operating Loan Facility: a demand operating revolving loan by way of loan advances not exceeding in aggregate of $1,750,000 with amounts available subject to margin requirements as defined in the loan agreement. As at December 31, 2020, the CAD account available was $751,000. Interest payments are based on the Bank’s Prime Rate plus 1.00% per annum, calculated monthly in arrears on the daily balance on the last day of each month. As at December 31, 2020, MTS has drawn $923,461, $172,461 in excess of the limit (December 31, 2019 - $1,419,521) and $0 remained undrawn; and
ii.	MasterCard Facility a $750,000 MasterCard facility with amounts available subject to margin requirements as defined in the loan agreement. The MasterCard Facility provides security to MasterCard for expenses outstanding on the Company issued credit cards. As at December 31, 2020, the facility was drawn to $600,590 (December 31, 2019 - $107,044).

Under the terms of the agreement, MTS is subject to certain customary financial and non-financial covenants and restrictions. In addition, MTS must ensure that the Credit Facility shall at no time exceed the margin requirements as defined in the loan agreement. The Credit Facility is secured by MTS’s current and acquired property, subject only in priority to the security interest of Integrated Private Debt Fund VI LP (note 17(iv)). The lender has provided an extension to April 30, 2021 for the submission of the non-consolidated audited financial statements for MTS. As at December 31, 2020 the Company was in compliance with its covenants.

mCloud Technologies Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 and 2019 (Expressed in Canadian Dollars)

Bank Overdraft

As at December 31, 2020, the Company had an aggregate bank overdraft of $53,318 (December 31, 2019 - $52,284). The average interest incurred on the overdraft is calculated based on the Bank’s Prime rate + 1.00% per annum.

NOTE 29 - EVENTS AFTER REPORTING PERIOD

a.	The Company closed the first tranche of its private placement offering of convertible unsecured subordinated debentures (the “Offering”), at a price of USD $100 per debenture, on January 15, 2021. The total gross proceeds from the first tranche is USD $2.798 million which was received by the Company prior to December 31, 2020 (note 18(b)). Subsequent to December 31, 2021, the Company further received total proceeds of $2.895 million which will be held in trust until the until the convertible debt certificates are issued.

To date the Company has agreed to compensate its agents for this capital raise an aggregate of

•	USD $392,475 as cash compensation;
•	2,027 broker warrants, each exercisable for a common share of the Company at a price of USD

$1.48 per common share;

•	73,333 broker warrants, each exercisable for a common share at a price of USD $1.53 per common share;
•	41,189 broker warrants, each exercisable for a common share of the Company at a price of USD

$1.85 per common share; and

•	11,594 broker warrants, each exercisable for a common share of the Company at a price of USD

$2.07 per common share.

NOTE 30 - RECASTING OF COMPARATIVE INFORMATION

For the year ended December 31, 2019, the consolidated statement of loss and comprehensive loss, and the consolidated statement of financial position were adjusted to reflect the additional deferred tax recovery relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures.

For the year ended December 31, 2019:

	As previously	Adjustments	As currently
	presented		presented
Deferred tax recovery	$1,877,313	$815,000	$2,692,313
Net loss	(28,709,834)	815,000	(27,894,834)
Comprehensive loss	(28,102,532)	815,000	(27,287,532)

As at December 31, 2019:

	As previously	Adjustments	As currently
	presented		presented
Contributed surplus	$8,093,119	$(815,000)	$7,278,119
Deficit	(49,631,099)	815,000	(48,816,099)